Reg. No.333-
            -----
        811-07021

                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, DC  20549

                                 FORM N-14
          REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                       INVESTMENT SERIES FUNDS, INC.
            (Exact Name of Registrant as Specified in Charter)

                              (412) 288-1900
                     (Area Code and Telephone Number)

                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                 (Address of Principal Executive Offices)

                        JOHN W. MCGONIGLE, ESQUIRE
                         Federated Investors Tower
                    Pittsburgh, Pennsylvania 15222-3779
                  (Name and Address of Agent for Service)

                                Copies to:

Byron F. Bowman, Esquire                        Matthew G. Maloney, Esquire
Senior Corporate Counsel             Dickstein Shapiro Morin & Oshinsky LLP
Federated Investors                                     2101 L Street, N.W.
Federated Investors Tower                           Washington, D.C.  20037
Pittsburgh, PA 15222

It is proposed that this filing will become effective on April 23, 1997 pursuant to Rule 488. (Approximate Date of Proposed Public Offering).

Registrant has filed with the Securities and Exchange Commission a declaration pursuant to Rule 24f-2 under the Investment Company Act of 1940, as amended, that it elects to register an indefinite amount of securities under the Securities Act of 1933, as amended, and filed the Notice required by that Rule for Registrant's fiscal year ended October 31, 1996 on December 30, 1996. Accordingly, no filing fee is submitted herewith.



                           CROSS REFERENCE SHEET
          PURSUANT TO ITEM 1(A) OF FORM N-14 SHOWING LOCATION IN
              PROSPECTUS OF INFORMATION REQUIRED BY FORM N-14


Item of Part A of Form N-14 and     Caption or Location in
Caption                             Prospectus

1.Beginning of Registration
  Statement and Outside Front       Cross Reference Sheet;
  Cover Page of Prospectus          Cover Page

2.Beginning and Outside Back
  Cover Page of Prospectus          Table of Contents

3.Fee Table, Synopsis Information   Summary of Expenses; Summary;
  and Risk Factors                  Risk Factors

4.Information About the             Information About the
  Transaction                       Reorganization
5.Information About the             Information About the Federated
  Registrant                        Fund, and the William Penn Portfolio

6.Information About the             Information About the Federated Fund
  Company Being Acquired            and the William Penn Portfolio

7.Voting Information                Voting Information

8.Interest of Certain Persons
  and Experts                       Not Applicable

9.Additional Information
  Required for Reoffering by
  Persons Deemed to be
  Underwriters                      Not Applicable

                     WILLIAM PENN INTEREST INCOME FUND
                         QUALITY INCOME PORTFOLIO
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

Dear Shareholders:
        The Board of Trustees and management of William Penn Interest Income Fund: Quality Income Portfolio (the `William Penn Portfolio'') are pleased to submit for your vote a proposal for the tax-free transfer of all of the assets of the William Penn Portfolio to Federated Bond Fund (the "Federated Fund"), a portfolio of Investment Series Funds, Inc. (the `Corporation'') a mutual fund advised by Federated Advisers. The
Federated Fund has an investment objective similar to that of the William Penn Portfolio in that it seeks to provide as high a level of current income as is consistent with preservation of capital. As part of the transaction, holders of shares in the William Penn Portfolio would receive shares of the Federated Fund equal in value to their shares in the William Penn Portfolio and the William Penn Portfolio would be liquidated. Shareholders would not have to pay a sales load upon receiving such Shares, nor would they be subject to any contingent deferred sales charges in connection with the exercise of exchange rights or redemptions of such Shares. Further, William Penn fund group shareholders who were invested as of November 30, 1988, will not be charged a sales charge for future purchases made in any Federated Fund, provided the account has remained open.
        The Board of Trustees of the William Penn Portfolio, as well as Penn Square Management Corporation, the William Penn Portfolio's manager and distributor, believe the proposed agreement and plan of reorganization is in the best interests of William Penn Portfolio shareholders for the following reasons:
        -- The Federated Fund has an investment objective similar to that of the William Penn Portfolio and offers an investment portfolio which invests in fixed income securities to achieve current income. -- The Federated fund offers competitive performance.
        -- As an investor in the Federated Fund, shareholders would have access to a dramatically expanded array of investment alternatives in the Federated retail family of funds.
        -- Federated Investors also has an excellent reputation for customer servicing, having received a #1 rating for five surveys in a row by DALBAR, Inc. The shareholder services for the Federated funds include advanced technological systems that result in quick shareholder access to a broad spectrum of information.
        The Federated Fund is managed by Federated Advisers, a subsidiary of Federated Investors. Federated Investors was founded in 1955 and is located in Pittsburgh, Pennsylvania. Federated Advisers and other subsidiaries of Federated Investors serve as investment advisers to a number of investment companies and private accounts. With over $110 billion invested across more than 300 funds under management and/or administration by its subsidiaries, Federated Investors is one of the largest mutual fund investment managers in the United States. With more than 2,000 employees, Federated continues to be led by the family management who founded the company in 1955. Federated funds are presently at work in and through 4,500 financial institutions nationwide.
        We believe the transfer of the William Penn Portfolio's assets in this transaction presents an exciting investment opportunity for our shareholders. Your vote on the transaction is critical to its success.
The transfer will be effected only if approved by a majority of all of the William Penn Portfolio's outstanding shares on the record date voted in person or represented by proxy. We hope you share our enthusiasm and will participate by casting your vote in person, or by proxy if you are unable to attend the meeting. Please read the enclosed prospectus/proxy statement carefully before you vote.
        THE BOARD OF TRUSTEES BELIEVES THAT THE TRANSACTION IS IN THE BEST INTERESTS OF THE WILLIAM PENN PORTFOLIO AND ITS SHAREHOLDERS, AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE FOR ITS APPROVAL.
        Thank you for your prompt attention and participation.
                              Sincerely,



                              James E. Jordan
                              President

                     WILLIAM PENN INTEREST INCOME FUND
                         QUALITY INCOME PORTFOLIO
                            2650 WESTVIEW DRIVE
                           WYOMISSING, PA  19610

                NOTICE OF A SPECIAL MEETING OF SHAREHOLDERS



           TO SHAREHOLDERS OF WILLIAM PENN INTEREST INCOME FUND,
                         QUALITY INCOME PORTFOLIO:
        A Special Meeting of Shareholders of Quality Income Portfolio, a portfolio of William Penn Interest Income Fund (the `William Penn Portfolio') will be held 9:00 a.m. (general meeting) and 10:00 a.m. (Fund meeting) on May 29,1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, for the following purposes:
     1. To approve or disapprove a proposed Agreement and Plan of Reorganization between the William Penn Portfolio and Federated Bond Fund (the "Federated Fund"), a portfolio of Investment Series Funds, Inc., whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the William Penn Portfolio in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the William Penn Portfolio to the holders of its Class A Shares and Class C Shares respectively in complete liquidation of the William Penn Portfolio; and
     2. To transact such other business as may properly come before the meeting or any adjournment thereof.

                              By Order of the Board of Trustees,



Dated:  [                            ]  Sandra J. Houck
                              Secretary



        Shareholders of record at the close of business on [          ],
are entitled to vote at the meeting. Whether or not you plan to attend the meeting, please sign and return the enclosed proxy card. Your vote is important.

TO SECURE THE LARGEST POSSIBLE REPRESENTATION AND TO SAVE THE EXPENSE OF FURTHER MAILINGS, PLEASE MARK YOUR PROXY CARD, SIGN IT, AND RETURN IT IN THE ENCLOSED ENVELOPE, WHICH REQUIRES NO POSTAGE IF MAILED IN THE UNITED STATES. YOU MAY REVOKE YOUR PROXY AT ANY TIME AT OR BEFORE THE MEETING OR VOTE IN PERSON IF YOU ATTEND THE MEETING.


                        PROSPECTUS/PROXY STATEMENT
                             [              ]
                       Acquisition of the Assets of
                         QUALITY INCOME PORTFOLIO,
             a portfolio of WILLIAM PENN INTEREST INCOME FUND
                            2650 Westview Drive
                           Wyomissing, PA  19610
                     Telephone Number:  1-800-523-8440
        By and in exchange for Class A Shares and Class C Shares of
                           FEDERATED BOND FUND,
               a portfolio of INVESTMENT SERIES FUNDS, INC.
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                     Telephone Number:  1-800-341-7400

        This Prospectus/Proxy Statement describes the proposed Agreement and Plan of Reorganization (the "Plan") whereby Federated Bond Fund (the `Federated Fund''), a portfolio of Investment Series Funds, Inc. (the `Corporation''), a Maryland corporation, would acquire all of the assets and assume certain liabilities of Quality Income Portfolio (the `William Penn Portfolio'), a portfolio of William Penn Interest Income Fund, a Pennsylvania common law trust, in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the William Penn Portfolio to the holders of its Class A Shares and Class C Shares, respectively, in complete liquidation of the William Penn Portfolio. As a result of the Plan, each shareholder of the William Penn Portfolio will become the owner of the corresponding Federated Fund's Class A Shares and Class C Shares having a total net asset value equal to the total net asset value of his or her holdings in the William Penn Portfolio's Class A Shares and Class C Shares.
        THE BOARD OF TRUSTEES OF THE WILLIAM PENN PORTFOLIO UNANIMOUSLY RECOMMENDS APPROVAL OF THE PLAN.
        The shares of each of the Federated Fund and the William Penn Portfolio represent interests in separate open-end, diversified management investment companies. The Federated Fund's investment objective is to provide as high a level of current income as is consistent with the preservation of capital. The William Penn Portfolio's investment objective is to provide the highest level of current income consistent with preservation of capital from investment in high grade bonds and other fixed income securities. For a comparison of the investment policies of the Federated Fund and the William Penn Portfolio, see "Summary - Investment Objectives, Policies and Limitations."
        This Prospectus/Proxy Statement should be retained for future reference. It sets forth concisely the information about the Federated Fund that a prospective investor should know before investing. This Prospectus/Proxy Statement is accompanied by the Prospectus of the Federated Fund dated February 28, 1997, which is incorporated herein by reference. Statements of Additional Information for the Federated Fund dated February 28, 1997 (relating to the Federated Fund's Prospectus of the
same date) and [            ], 1997 (relating to this Prospectus/Proxy
                ------------
Statement), and the Annual Report to Shareholders dated October 31, 1996, all containing additional information, have been filed with the Securities and Exchange Commission and are incorporated herein by reference. Copies of the Statements of Additional Information and the Annual Report may be obtained without charge by writing or calling the Federated Fund at the address and telephone number shown above.
THE SHARES OFFERED BY THIS PROSPECTUS/PROXY STATEMENT ARE NOT DEPOSITS OR OBLIGATIONS OF ANY BANK, ARE NOT ENDORSED OR GUARANTEED BY ANY BANK, AND ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER GOVERNMENT AGENCY. INVESTMENT IN THESE SHARES INVOLVES INVESTMENT RISKS, INCLUDING THE POSSIBLE LOSS OF PRINCIPAL.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS/PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Penn Square Management Corp.


                             TABLE OF CONTENTS

                                                      Page No.
Summary of Expenses.......................................
Summary...................................................
  About the Proposed Reorganization ......................
  Investment Objectives, Policies and Limitations ........
  Advisory and Other Fees ................................
  Distribution Arrangements ..............................
  Purchase, Exchange and Redemption Procedures ...........
  Dividends ..............................................
  Tax Consequences .......................................
Risk Factors..............................................
Information About the Reorganization......................
  Background and Reasons for the Proposed Reorganization . Agreement Among Penn Square Management Corporation,
   The William Penn Company and Federated ................
  Description of the Plan of Reorganization ..............
  Description of Federated Fund Shares ...................
  Federal Income Tax Consequences ........................
  Comparative Information on Shareholder Rights and Obligations
  Capitalization .........................................
Information About the Federated Fund and the William Penn Portfolio
  Federated Bond Fund ....................................
  William Penn Interest Income Fund, Quality Income Portfolio
Voting Information........................................
  Outstanding Shares and Voting Requirements .............
  Dissenter's Right of Appraisal .........................
Other Matters and Discretion of Persons Named in the Proxy
Agreement and Plan of Reorganization -- Exhibit A.........



                            SUMMARY OF EXPENSES
                             (CLASS A SHARES)

                                                       William Penn Pro Forma
                                      Federated Fund   Portfolio    Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)      4.50%(1)     4.75%       4.50%(1)
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage of
  offering price)                          None         None        None
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  price or redemption proceeds,
   as applicable)                          0.00%(2)     None        0.00%(2)
Redemption Fee (as a percentage of
  amount redeemed, if applicable)(3)       None         None        None
Exchange Fee                               None         None        None

ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
(after expense reimbursements or waivers)
Management Fee                             0.55%(4)     0.31%       0.55%(4)
12b-1 Fee(5)                               0.00%        0.15%       0.00%
Total Other Expenses(6)                    0.50%        0.29%       0.50%
          Total Operating Expenses(7)      1.05%        0.75%       1.05%

(1) This sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization, or to William Penn Shareholders invested as of November 30, 1988, for future purchases of any of Federated Funds provided the account remains open.

(2) Class A Shares purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by Federated Securities Corp. Would not be charged a sales charge but may be charged a contingent deferred sales charge of 0.50% for redemptions made within one full year of purchase. For a more complete description, see `Summary - Distribution Arrangements.'' This contingent deferred sales charge would not be applicable to Class A Shares of the Federated Fund acquired through the proposed reorganization.

(3) Wire-transferred redemptions of Class A Shares of the Federated Fund of less than $5,000 may be subject to additional fees. A $10.00 fee will be charged for redemptions of William Penn Portfolio shares by wire transfer.

(4) The management fee has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time in its sole discretion. The maximum management fee is 0.75%.

(5) Class A Shares of the Federated Fund has no present intention of paying or accruing the 12b-1 fee during the fiscal year ending October 31, 1997. If Class A Shares of the Federated Fund were paying or accruing the 12b-1 fee, Class A Shares would be able to pay up to 0.25% of its average daily net assets for the 12b-1 fee. The 12b-1 fee with respect to the William Penn Portfolio has been reduced to reflect the voluntary waivers, the maximum 12b-1 fee for Class A Shares is 0.50%.

(6) Total Other Expenses include a shareholder services fee of 0.20% for the Federated Fund and the Pro Forma Combined Fund and a shareholder services fee of 0.00% for the William Penn Portfolio. The shareholder services fee has been reduced to reflect the voluntary waiver of a portion of the shareholder services fee. The shareholder service provider can terminate this voluntary waiver at any time at its sole discretion. The maximum shareholder services fee is 0.25% for the Federated Fund and the Pro Forma Combined Fund and 0.50% for the William Penn Portfolio.

(7) The total operating expenses for Class A Shares of the Federated Fund are based on expenses incurred during its fiscal year ended October 31, 1996, and would have been 1.30% absent the voluntary expense waiver. The total operating expenses for the William Penn Portfolio are based upon expenses incurred by the William Penn Portfolio during its fiscal year ended December 31, 1996, and would have been 1.22% without expense reimbursements.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the William Penn Portfolio and the Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
LONG-TERM SHAREHOLDERS MAY PAY MORE THAN THE ECONOMIC EQUIVALENT OF THE MAXIMUM FRONT-END SALES CHARGE PERMITTED UNDER THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.

EXAMPLES
        The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to Federated Fund Class A Shares received as a result of the proposed reorganization.

An investor would pay the following expenses on a
$1,000 investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.  Expenses
would be the same if there were no redemptions at the
end of each time period.           1 year 3 years 5 years10 years

Federated Fund                     $11    $33     $58    $128
William Penn Portfolio             $8     $24     $42    $93
Pro Forma Combined                 $11    $33     $58    $128

(2) This Example includes sales charges since Class A Shares purchased subsequent to the reorganization may be subject to sales charges. For a more complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated February 28, 1997, and the Prospectus of the William Penn Portfolio dated March 15, 1996, each of which is incorporated herein by reference thereto.

An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return and (2) redemption at the end of each time
period and (3) payment of the maximum sales
charge.                            1 year 3 years 5 years10 years

Federated Fund                     $55    $77     $100   $167
William Penn Portfolio             $55    $70     $87    $136
Pro Forma Combined                 $55    $77     $100   $167

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                            SUMMARY OF EXPENSES
                             (CLASS C SHARES)

                                                       William Penn Pro Forma
                                      Federated Fund   Portfolio    Combined
SHAREHOLDER TRANSACTION EXPENSES
Maximum Sales Charge Imposed on Purchases
  (as a percentage of offering price)      None         None        None
Maximum Sales Charge Imposed on
  Reinvested Dividends (as a percentage of
  offering price)                          None         None        None
Contingent Deferred Sales Charge
  (as a percentage of original purchase
  price or redemption proceeds,
  as applicable)(1)                        1.00%        1.00%       1.00%
Redemption Fee (as a percentage of
  amount redeemed, if applicable)          None         None        None
Exchange Fee                               None         None        None

ANNUAL OPERATING EXPENSES
(As a percentage of average net assets)
(after expense reimbursements or waivers)
Management Fee                             0.55%(2)     0.31%       0.55%(2)
12b-1 Fee(3)                               0.75%        0.75%       0.75%
Total Other Expenses(4)                    0.55%        0.43%       0.55%
          Total Operating Expenses(5)      1.85%        1.49%       1.85%

(1) The Contingent Deferred Sales Charge assessed is 1.00% of the lesser of the original purchase price or the net Asset Value of Shares redeemed within one year of their purchase date. For a more complete description, see `Summary - Distribution Arrangements.''

(2) The management fee has been reduced to reflect the voluntary waiver of a portion of the management fee. The adviser can terminate this voluntary waiver at any time in its sole discretion. The maximum management fee is 0.75%.

(3) The maximum 12b-1 fee for Class C Shares of the Federated Fund and the William Penn Portfolio is 0.75%.

(4) Total Other Expenses include a shareholder services fee of 0.25% for the Federated Fund and the Pro Forma Combined Fund and a shareholder services fee of 0.15% for the William Penn Portfolio. The shareholder services fee has been reduced to reflect the voluntary waiver of a portion of the shareholder services fee. The shareholder service provider can terminate this voluntary waiver at any time at its sole discretion. The maximum shareholder services fee is 0.25%.

(5) The Total Operating Expenses for Class C Shares of the Federated Fund are based on expenses incurred during its fiscal year ending October 31, 1996, and would have been 2.05% absent the voluntary waivers of portions of the management fee and the shareholder services fee. The total operating expenses for the William Penn Portfolio are based upon expenses incurred by the William Penn Portfolio during its fiscal year ended December 31, 1996, and would have been 1.96% without expense reimbursements.
        The purpose of this table is to assist an investor in understanding the various costs and expenses that a shareholder of shares of each of the Federated Fund, the William Penn Portfolio and the Pro Forma Combined Fund will bear, either directly or indirectly. For more complete descriptions of the various costs and expenses, see "Summary - Advisory and Other Fees" and "Summary - Distribution Arrangements."
        LONG-TERM SHAREHOLDERS MAY PAY MORE THAN THE ECONOMIC EQUIVALENT OF THE MAXIMUM FRONT-END SALES CHARGES PERMITTED UNDER THE RULES OF THE NATIONAL ASSOCIATION OF SECURITIES DEALERS, INC.


EXAMPLES
        The Examples below are intended to assist an investor in understanding the various costs that an investor will bear directly or indirectly. The Examples assume payment of operating expenses at the levels set forth in the table above.
(1) This Example does not include sales charges or contingent deferred sales charges since such sales charges are not applicable to Federated Fund Class C Shares received as a result of the proposed reorganization.

An investor would pay the following expenses on a
$1,000 investment, assuming (1) 5% annual return and
(2) redemption at the end of each time period.  Expenses
would be the same if there were no redemptions at the
end of each time period.           1 year 3 years 5 years10 years

Federated Fund                     $19    $58     $100   $217
William Penn Portfolio             $15    $47     $81    $178
Pro Forma Combined                 $19    $58     $100   $217

(2) This Example includes contingent deferred sales charges since Class C Shares purchased subsequent to the reorganization may be subject to such a sales charge. For a more complete description of contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated February 28, 1997, and the Prospectus of the William Penn Portfolio dated March 15, 1996, each of which is incorporated herein by reference thereto.

An investor would pay the following expenses
on a $1,000 investment, assuming (1) 5% annual
return and (2) redemption at the end of each time
period.                            1 year 3 years 5 years10 years

Federated Fund                     $29    $58     $100   $217
William Penn Portfolio             $26    $47     $81    $178
Pro Forma Combined                 $29    $58     $100   $217

THE ABOVE EXAMPLES SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.


                                  SUMMARY
        This summary is qualified in its entirety by reference to the additional information contained elsewhere in this Prospectus/Proxy
Statement, the Statement of Additional Information dated April        ,
1997, related to this Prospectus/Proxy Statement, the Prospectus of the Federated Fund dated February 28, 1997, the Statement of Additional Information of the Federated Fund dated February 28, 1997, the Prospectus of the William Penn Portfolio dated March 15, 1996, the Statement of Additional Information of the William Penn Portfolio dated March 15, 1996, and the Plan, a copy of which is attached to this Prospectus/Proxy Statement as Exhibit A, all of which are incorporated herein by reference thereto.
About the Proposed Reorganization
        The Board of Trustees of the William Penn Portfolio has voted unanimously to recommend to holders of the Class A Shares and Class C Shares of the William Penn Portfolio the approval of the Plan whereby the Federated Fund would acquire all of the assets and assume certain liabilities of the William Penn Portfolio in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the William Penn Portfolio to holders of its Class A Shares and Class C Shares, respectively, in complete liquidation and dissolution of the William Penn Portfolio (the "Reorganization"). As a result of the Reorganization, each shareholder of the William Penn Portfolio Class A Shares and Class C Shares will become the owner of the Federated Fund's Class A Shares or Class C Shares, respectively, having a total net asset value equal to the total net asset value of his or her holdings in the William Penn Portfolio on the date of the Reorganization, i.e., the Closing Date (as hereinafter defined).
        As a condition to the Reorganization transactions, the Federated Fund and the William Penn Portfolio will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Internal Revenue Code of 1986, as amended (the `Code''), so that no gain or loss will be recognized by either the Federated Fund or the William Penn Portfolio or the shareholders of the William Penn Portfolio. The tax basis of the Federated Fund's corresponding Class A Shares and Class C Shares received by William Penn Portfolio's Class A Shares and Class C Shares shareholders will be the same as the tax basis of their shares in the William Penn Portfolio. After the acquisition is completed, the William Penn Portfolio will be dissolved. Investment Objectives, Policies and Limitations
        The investment objective of the Federated Fund is to provide as high a level of current income as is consistent with preservation of capital. This investment objective may not be changed without the affirmative vote of a majority of the outstanding voting securities of the Federated Fund, as defined in the Investment Company Act of 1940, as amended (the `1940 Act'').
        The investment objective of the William Penn Portfolio is to provide the highest level of current income consistent with preservation of capital from investment in high grade bonds and other fixed income securities. This investment objective may not be changed without the affirmative vote of a majority of the outstanding voting securities of the William Penn Portfolio, as defined in the 1940 Act.
        The Federated Fund invests primarily in a professionally managed, diversified portfolio of bonds. Under normal circumstances, at least 65% of the Federated Fund's net assets will be invested in such bonds. Additionally, at least 65% of the Federated Fund's net assets will be invested in investment grade securities, including repurchase agreements collateralized by such investment grade securities. Investment grade securities are generally described as securities that are rated in one of the top four ratings categories by a nationally recognized statistical rating organization (`NRSRO''), such as Moody's Investors Service, Inc. (`Moody's''), Standard & Poor's Ratings Group (``S&P''), or Fitch Investors Service, Inc. (`Fitch'') or that are unrated but determined by the Federated Fund's investment adviser to be of comparable quality. Permitted investments include: domestic or foreign corporate debt obligations; obligations of the United States; notes, bonds, and discount notes of the following U.S. government agencies or instrumentalities, such as Federal Home Loan Banks, Federal National Mortgage Association, Government National Mortgage Association, Farm Credit System (including the National Bank for Cooperatives and Banks for Cooperatives), Tennessee Valley Authority, Export-Import Bank of the United States, Commodity Credit Corporation, Federal Financing Bank, Student Loan Marketing Association, Federal Home Loan Mortgage Corporation, or National Credit Union Administration; taxable municipal debt obligations (as a matter of operating policy, the lowest rated municipal debt obligations in which the Federated Fund will invest will be rated BBB or better by an NRSRO, or which are of comparable quality in the judgment of the Federated Fund's investment adviser); asset-backed securities; commercial paper that matures in 270 days or less and is rated A-1 or A-2 by S&P, P-1 or P-2 by Moody's, or F-1 or F-2 by Fitch; time and savings deposits (including certificates of deposit) in commercial or savings banks whose accounts are insured by the Bank Insurance Fund (`BIF''), or in institutions whose accounts are insured by the Savings Association Insurance Fund (`SAIF''), including certificates of deposit issued by, and other time deposits in, foreign branches of BIF-insured banks which, if negotiable, mature in six months or less or if not negotiable, either mature in ninety days or less, or may be withdrawn upon notice not exceeding ninety days; bankers' acceptances issued by a BIF-insured bank, or issued by the bank's Edge Act subsidiary and guaranteed by the bank, with remaining maturities of nine months or less. The total acceptances of any bank held by the Federated Fund cannot exceed 0.25% of the bank's total deposits according to the bank's last published statement of condition preceding the date of acceptance; preferred stock and other equity-related securities which generally have bond-like attributes, including zero coupon and/or convertible securities; convertible securities, irrespective of their ratings; equity securities; other securities which are deemed by the Federated Fund's investment adviser, to be consistent with the Federated Fund's investment objective; and repurchase agreements collateralized by acceptable instruments. Under normal circumstances, the Federated Fund will not invest more than 10% of its total assets in equity securities. Unless otherwise stated in the prospectus, the investment policies of the Federated Fund may not be changed by the Board of Trustees without shareholder approval.
        The William Penn Portfolio invests in investment grade bonds and other fixed-income securities issued by corporations, municipalities, and the U.S. Government. Investment grade bonds are generally considered to be those having one of the four highest grades assigned by S&P (AAA, AA, A or
BBB) or Moody's (Aaa, Aa, A, or Baa). Pursuant to the investment policies of the William Penn Portfolio, at least 70% of the William Penn Portfolio will be invested in the following kinds of fixed-income securities: (1) debt securities which at the time of purchase are rated in the top three grades (i.e., A or better) by Moody's Investment Service, Inc.
(`Moody's'') or Standard & Poor's Corp. (``S&P''); (2) securities of or guaranteed by the U.S. Government, its agencies or instrumentalities; (3) commercial paper of companies having, at the time of purchase, an issue of outstanding debt securities rated A or better by either Moody's or S&P, or commercial paper rated A-1 or A-2 by S&P, or Prime 1 or Prime 2 by Moody's. The remaining 30% of the William Penn Portfolio may be invested in the following kinds of assets: (1) debt securities not included in the three highest grades referred to above; (2) convertible securities and preferred stocks; (3) foreign bonds and other fixed-income securities denominated in foreign currencies where, in the opinion of the Adviser and/or Sub-Adviser, the combination of current yield, currency value, and appreciation potential offers attractive expected returns. The value of such foreign denominated securities may not exceed 15% of the portfolio at the time of purchase; (4) futures contracts, options on futures contracts, and options on fixed-income securities, provided that the securities underlying such transactions do not exceed 20% of the assets at the time of purchase. The portfolio will engage in futures and/or options transactions only for hedging purposes and only if such transactions are consistent with its investment objectives and policies; (5) interest rate and/or currency swaps, provided that the securities underlying such transactions do not exceed 20% of the portfolio's assets at the time of purchase. The William Penn Portfolio will not invest in securities rated below B by S&P or Moody's. For defensive purposes under certain market conditions, the William Penn Portfolio may temporarily invest in short-term money market instruments eligible for purchase by the William Penn Portfolio. Unless otherwise designated in the prospectus, the investment policies of the William Penn Portfolio may be changed by the Board of Trustees without shareholder approval.
        Both the Federated Fund and the William Penn Portfolio are subject to certain investment limitations. The Federated Fund may not: borrow money directly or through reverse repurchase agreements or pledge securities except, under certain circumstances, the Federated Fund may borrow up to one-third of the value of its total assets and pledge up to 10% of the value of those assets to secure such borrowings; lend any of its assets except portfolio securities up to one-third of the value of its total assets; sell securities short except, under strict limitations, it may maintain open short positions so long as not more than 10% of the value of its net assets is held as collateral for those positions; or with respect to 75% of the value of its total assets, invest more than 5% in securities of any one issuer other than cash, cash items or securities issued or guaranteed by the government of the United States, its agencies, or instrumentalities and repurchase agreements collateralized by such securities. The above investment limitations cannot be changed without shareholder approval..
        The William Penn Portfolio may not: (1) invest more than 5% of the value of its assets in the securities of any single issuer (except of the U.S. Government, its agencies or instrumentalities), (2) purchase more than 10% of the voting securities of any issuer; (3) invest more than 5% of its assets in companies with a continuous operating history (including predecessors) of less than 3 years; (4) invest more than 25% of its assets in any one industry, with the exceptions of (i) obligations of the U.S. Government or its agencies or instrumentalities, and (ii) certificates of deposit or bankers' acceptances; (5) borrow money, except from a bank and only for temporary or emergency purposes. Any such borrowings may not exceed 5% of the lower of the value or cost of the portfolio's total assets; (6) pledge, mortgage, or otherwise hypothecate its assets to an extent greater than 5% of the value of its total assets; (7) invest more than 10% of the value of its assets in illiquid securities, including restricted securities, and repurchase agreements maturing in more than seven days. The above investment limitations of the William Penn Portfolio cannot be changed without shareholder approval.
        In addition to the policies and limitations set forth above, both the Federated Fund and the William Penn Portfolio are subject to certain additional investment policies and limitations, described in the Federated Fund's Statement of Additional Information dated February 28, 1997, and the William Penn Portfolio's Statement of Additional Information dated March 15, 1996. Reference is hereby made to the Federated Fund's Prospectus and Statement of Additional Information, each dated February 28, 1997, and to the William Penn Portfolio's Prospectus and Statement of Additional Information, each dated March 15, 1996, which set forth in full the investment objective, policies and investment limitations of each of the Federated Fund and the William Penn Portfolio, all of which are incorporated herein by reference thereto.
Advisory and Other Fees
        The annual investment advisory fee for the Federated Fund is 0.75% of the Federated Fund's average daily net assets. The investment adviser to the Federated Fund, Federated Advisers ("Federated Advisers"), a subsidiary of Federated Investors, may voluntarily choose to waive a portion of its advisory fee or reimburse the Federated Fund for certain operating expenses. This voluntary reimbursement of expenses may be terminated by Federated Advisers at any time in its sole discretion. The maximum annual management fee for the William Penn Portfolio is 0.65% of average daily net assets of the William Penn Portfolio. The investment adviser of the William Penn Portfolio is Penn Square Management Corporation. The adviser is a wholly owned subsidiary of The William Penn Company, New York, York. Miller, Anderson & Sherrered LLP (the Sub-Adviser) serves as an investment adviser for the William Penn Portfolio pursuant to a sub-advisory agreement with the Adviser. The Sub-Adviser, a wholly owned subsidiary of Morgan Stanley Group Inc., was organized in 1969 and is located in West Conshohocken, Pennsylvania. The Sub-Adviser provides management services to employee benefit plans, endowment funds, foundations, and other institutional investors, and currently manages assets in excess of $30 billion. Under an agreement entered into with the Adviser, the Sub-Adviser provides investment advisory services for the William Penn Portfolio and is compensated solely by the Adviser. The Adviser pays the Sub-Adviser a fee based on the aggregate net asset value of the William Penn Portfolios, as follows: 0.375% on the first $50,000,000, 0.25% on the next $50,000,000 and 0.20% over $100,000,000.
        Federated Services Company, an affiliate of Federated Advisers, provides certain administrative personnel and services necessary to operate the Federated Fund at an annual rate based upon the average aggregate daily net assets of all funds advised by Federated Advisers and its affiliates. The rate charged is 0.15% on the first $250 million of all such funds' average aggregate daily net assets, 0.125% on the next $250 million, 0.10% on the next $250 million and 0.075% of all such funds' average aggregate daily net assets in excess of $750 million, with a minimum annual fee per portfolio of $125,000 plus $30,000 for each additional class of shares of any such portfolio. Federated Services Company may choose voluntarily to waive a portion of its fee. The administrative fee expense for the Federated Fund's fiscal year ended October 31, 1996 was $267,242. Administrative personnel and services necessary to operate the William Penn Portfolio are currently provided by Penn Square Management Corporation and are included in the annual transfer agent fee for the William Penn Portfolio.
        The Federated Fund has entered into a Shareholder Services Agreement under which it may make payments of up to 0.25% of the average daily net asset value of each of the Class A Shares and Class C Shares to obtain certain personal services for shareholders and the maintenance of shareholder accounts. The Shareholder Services Agreement provides that Federated Shareholder Services ("FSS"), an affiliate of Federated Advisers, either will perform shareholder services directly or will select financial institutions to perform such services. Financial institutions will receive fees based upon shares owned by their clients or customers. The schedule of such fees and the basis upon which such fees will be paid is determined from time to time by the Federated Fund and FSS.
        The total annual operating expenses for Class A Shares and Class C Shares of the Federated Fund were 1.05% and 1.85% respectively of average daily net assets (after waivers) for its most recent fiscal year. The total annual operating expenses for Class A Shares and Class C Shares of the William Penn Portfolio were 0.75% and 1.49% respectively of average daily net assets (after expense reimbursements) for its most recent fiscal year. Without such waivers or reimbursements, the expense ratios of the Federated Fund would have been 1.30% (Class A Shares), 2.05% (Class C Shares) and for the William Penn Portfolio, 1.22% (Class A Shares) and 1.96% (Class C Shares).
Distribution Arrangements
        Federated Securities Corp. ("FSC"), an affiliate of Federated Advisers, is the principal distributor for shares of the Federated Fund. The Federated Fund has adopted a Rule 12b-1 Distribution Plan (the `Distribution Plan'') pursuant to which the Federated Fund will pay a fee to the distributor in an amount computed at an annual rate of up to 0.75% of the average daily net assets of the Class C Shares and up to 0.25% for Class A Shares to finance any activity which is principally intended to result in the sale of Class C Shares subject to the Distribution Plan. All or a portion of the Rule 12b-1 fee may be paid to financial institutions for their efforts in selling Class A Shares and Class C Shares. FSC may offer to pay financial institutions, at the time of purchase, an amount equal to 1% of the net asset value of Class C Shares purchased by their clients. These payments will be made directly by the distributor from its assets, and will not be made from the assets of the Fund. The Federated Fund does not currently make payments to the distributor or charge a fee under the Distribution Plan for Class A Shares, and shareholders of Class A Shares will be notified if the Federated Fund intends to charge a fee under the Distribution Plan. In addition, FSC and FSS, from their own assets, may pay financial institutions supplemental fees as financial assistance for providing substantial sales services, distribution-related support services or shareholder services with respect to the Class A Shares and Class C Shares of the Federated Fund. Such assistance will be predicated upon the amount of shares the financial institution sells or may sell, and/or upon the type and nature of sales or marketing support furnished by the financial institution. Any payments made by FSC may be reimbursed by Federated Advisers or its affiliates. If a financial institution elects to waive receipt of this payment, the Federated fund will waive any applicable contingent deferred sales charge (such contingent deferred sales charges are discussed below).
        Penn Square Management Corporation is the principal distributor for shares of the William Penn Portfolio. The William Penn Portfolio has adopted a Rule 12b-1 Distribution Plan (the "Rule 12b-1 Plan") pursuant to which the William Penn Portfolio reimburses Penn Square Management Corporation for certain of its expenses incurred in connection with its services as distributor at an annual rate not to exceed 0.50% of the average daily net assets of the William Penn Portfolio's Class A Shares. The fee may be used by Penn Square Management Corporation for its expenses incurred in connection with (a) advertising and marketing Class A Shares;
(b) printing and distributing the Prospectus; (c) implementing and operating the Rule 12b-1 Plan; and (d) payments made by the distributor for servicing fees to broker/dealers, financial institutions, or other industry professionals (`Service Organizations'') for distribution and/or shareholder administrative services provided to their customers who own Class A Shares. Pursuant to a Servicing Agreement with Penn Square Management Corporation, a Service Organization may receive, on an annual basis, up to 0.50% of the average daily net asset value of the Class A Shares owned by shareholders with whom the Service Organization has a servicing relationship. The services provided by a Service Organization pursuant to a Servicing Agreement may include distribution or shareholder administrative services, including establishing and maintaining shareholder accounts, sending confirmations of transactions, forwarding financial reports and other communications to shareholders, and responding to shareholder inquiries regarding the William Penn Portfolio. The William Penn Portfolio has adopted a Distribution Plan for Class C Shares to compensate the distributor for its services and costs in distributing Class C Shares. Under the Rule 12b-1 Plan, the William Penn Portfolio pays Penn Square Management Corporation an annual 12b-1 Distribution Fee of 0.75% per year on Class C Shares. Penn Square Management Corporation also receives a Service Fee of 0.25% per year. Both fees are computed on the average annual net assets of Class C Shares, determined as of the close of each regular business day. The distribution fee allows investors to buy Class C Shares without a front end sales charge while permitting the distributor to compensate dealers who sell Class C Shares. The distribution and service fee may increase Class C expenses by 1.00% of average net assets per year. Penn Square Management Corporation pays sales commissions of 1.00% of the purchase price to dealers from its own resources at the time of sale. Penn Square Management Corporation retains the distribution fee during the first year shares are outstanding to recoup the sales commission it pays, the advances of service fee payments it makes, and its financing costs. Penn Square Management Corporation plans to pay the distribution fee as an ongoing commission to the dealer on Class C Shares that have been outstanding for a year or more. Penn Square Management Corporation receives no other compensation for its services as distributor, except that the sales charge will be paid to the distributor. Penn Square Management Corporation may, in turn, pay such sales charge to broker/dealers as a commission for generating sales of Class C Shares.
        Certain costs exist with respect to the purchase and sale of Federated Fund and William Penn Portfolio shares. Shares of the Federated Fund and shares of the William Penn Portfolio are sold at their net asset value next determined after an order is received, plus any applicable sales charge. The Federated Fund Class A Shares and William Penn Portfolio Class A Shares have a maximum sales charge of 4.50% and 4.75%, respectively. No sales charge will be imposed in connection with the issuance of Federated Fund Class A Shares to Class A Shareholders of the William Penn Portfolio as a result of the Reorganization. Further, William Penn fund group shareholders who were invested as of November 30, 1988, will not be charged a sales charge for future purchases made in any Federated fund structured as a retail product, provided the account has remained open. Class A Shares of the Federated Fund purchased with the proceeds of a redemption of shares of an unaffiliated investment company purchased or redeemed with a sales charge and not distributed by FSC may be charged a contingent deferred sales charge of 0.50% for redemptions made within one full year of purchase. Any such charge will be imposed on the lesser of the net asset value of the redeemed shares at the time of purchase or redemption. The contingent deferred sales charges are not imposed in connection with the exercise of exchange rights, nor will they be imposed on redemptions of Federated Fund Class A Shares received by shareholders of the William Penn Portfolio as a result of the Reorganization. Sales of Class C Shares are subject to a 1.00% contingent deferred sales charge on assets redeemed within the first twelve months following purchase. For a complete description of sales charges, contingent deferred sales charges and exemptions from such charges, reference is hereby made to the Prospectus of the Federated Fund dated February 28, 1997 and the Prospectus of the William Penn Portfolio dated March 15, 1996, each of which is incorporated herein by reference thereto.
Purchase, Exchange and Redemption Procedures
        The transfer agent and dividend disbursing agent for the Federated Fund is Federated Shareholder Services Company. The transfer agent and dividend disbursing agent for the William Penn Portfolio is Penn Square Management Corporation. Procedures for the purchase, exchange and redemption of the Federated Fund's Class A Shares and Class C Shares differ slightly from procedures applicable to the purchase, exchange and redemption of the William Penn Portfolio's Class A Shares and Class C Shares. Any questions about such procedures may be directed to, and assistance in effecting purchases, exchanges or redemptions of the Federated Fund's Class A Shares and Class C Shares or the William Penn Portfolio's Class A Shares and Class C Shares may be obtained from FSC, principal distributor for the Federated Fund, at 1-800-341-7400, or from Penn Square Management Corporation, principal distributor for the William Penn Portfolio, at 1-800-523-8440.
        Reference is made to the Prospectus of the Federated Fund dated February 28, 1997, and the Prospectus of the William Penn Portfolio dated March 15, 1996, for a complete description of the purchase, exchange and redemption procedures applicable to purchases, exchanges and redemptions of Federated Fund and William Penn Portfolio shares, respectively, each of which is incorporated herein by reference thereto. Set forth below is a brief listing of the significant purchase, exchange and redemption procedures applicable to the Federated Fund's Class A Shares and Class C Shares and the William Penn Portfolio's Class A Shares and Class C Shares.
        Purchases of Class A Shares and Class C Shares of the Federated Fund may be made through a financial institution that has an agreement with FSC or, once an account has been established, by wire or check. Purchases of shares of the William Penn Portfolio may be made through Penn Square Management Corporation and through certain broker-dealers under contract with Penn Square Management Corporation or directly by wire or check once an account has been established. The minimum initial investment in the Federated Fund is $500 for Class A Shares and $1,500 for Class C Shares, except for retirement accounts for which the minimum is $50. Subsequent investments must be in amounts of at least $100, except for retirement accounts for which the minimum is $50. The minimum initial investment in the William Penn Portfolio is $500 for either Class of Shares, except for retirement accounts for which the minimum is $250. Subsequent investments must be in amounts of at least $100. The Federated Fund and the William Penn Portfolio each reserves the right to reject any purchase request.
        The purchase price of the Federated Fund's Class A Shares and the William Penn Portfolio's Class A Shares is based on net asset value plus a sales charge. The net asset value per share for each class of the Federated Fund and the William Penn Portfolio is calculated as of the close of trading (normally 4:00 p.m., Eastern time) on the New York Stock Exchange, Inc. (the `NYSE'') on each day on which the Federated Fund and the William Penn Portfolio compute their net asset value. Purchase and redemption orders for the Federated Fund received from broker/dealers before 5:00 p.m. (Eastern time) and from financial institutions before 4:00 p.m. (Eastern time) may be entered at that day's price. Purchase orders for the William Penn Portfolio are executed based on the net asset value calculated at the close of business on the day such purchase orders are received. Purchase orders received after the close of the NYSE will be executed based on the net asset value calculated on the next business day. Redemption orders for shares of the William Penn Portfolio presented prior to the close of the NYSE on any business day are redeemed at the net asset value calculated at the close of the exchange that day, except that some Class C Shares may be subject to a 1.00% contingent deferred sales charge. Federated Fund purchase orders by wire are considered received upon receipt of payment by wire. Federated Fund purchase orders received by check are considered received after the check is converted into federal funds, which normally occurs the business day after receipt.
        Holders of Class A Shares and Class C Shares of the Federated Fund have exchange privileges with respect to corresponding Class A Shares and Class C Shares in certain of the funds for which affiliates of Federated Investors serve as investment adviser or principal underwriter (collectively, the "Federated Funds"), each of which has different investment objectives and policies. Class A Shares and Class C Shares of the Federated Fund may be exchanged for corresponding Class A Shares and Class C Shares of certain Federated Funds at net asset value without a contingent deferred sales charge. To the extent a shareholder exchanges Class A Shares or Class C Shares of the Federated Fund for Class A Shares or Class C Shares of other Federated Funds, the time for which the exchanged-for shares are to be held will be added to the time for which exchanged-from shares were held for purposes of satisfying the applicable holding period for purposes of determining the contingent deferred sales charge. Class A Shares to be exchanged must have a net asset value which meets the minimum investment requirement for the fund into which the exchange is being made. Holders of shares of the William Penn Portfolio have exchange privileges with respect to shares in certain of the other funds for which Penn Square Management Corporation serves as investment manager (collectively, the `William Penn fund group''), each of which has different investment objectives and policies. Any exchange for shares of other funds in the William Penn fund group will generally be at the respective net asset values next determined after receipt of the request for exchange, provided the amount exchanged previously incurred a sales charge. Exercise of the exchange privilege is treated as a sale for federal income tax purposes and, accordingly, may have tax consequences for the shareholder. Information on share exchanges may be obtained from the Federated Fund or the William Penn Portfolio, as appropriate.
        Redemptions of Federated Fund Class A Shares and Class C Shares may be made through a financial institution, by telephone, by mailing a written request or through the Federated Fund's systematic withdrawal program. Redemptions of William Penn Portfolio shares may be made by presenting share certificates, by letter form, by telephone, or through the William Penn Portfolio's systematic withdrawal plan. Class C Shares of the Federated Fund are redeemed at their net asset value, less any applicable contingent deferred sales charge, next determined after the redemption request is received. The William Penn Portfolio imposes no charges for redemptions of Class A Shares. For Class C shares, redemptions within the first year of purchase will bear a contingent deferred sales charge. William Penn Portfolio Class C shareholders will have their current holding period tacked into the period of time they hold their corresponding Federated Class C Shares for purposes of determining any applicable redemption charges. Redemptions may also be made through a broker/dealer, and that broker/dealer may charge a transaction fee. Checks for redemption proceeds will be mailed within three business days. However, redemption checks will not be mailed until all checks in payment for the shares redeemed have been cleared.
Dividends
        Both the Federated Fund and the William Penn Portfolio pay dividends monthly from net investment income and make annual distributions of net realized capital gains, if any. With respect to both the Federated Fund and the William Penn Portfolio, unless a shareholder otherwise instructs, dividends and capital gain distributions will be reinvested automatically in additional shares at net asset value, subject to no sales charge.
Tax Consequences
        As a condition to the Reorganization, the Federated Fund and the Trust, on behalf of the William Penn Portfolio, will receive an opinion of counsel that the Reorganization will be considered a tax-free "reorganization" under applicable provisions of the Code so that no gain or loss will be recognized by either the Federated Fund or the William Penn Portfolio or the shareholders of the William Penn Portfolio. The tax basis of the Federated Fund shares received by William Penn Portfolio shareholders will be the same as the tax basis of their shares in the William Penn Portfolio.
                               RISK FACTORS
        As with other mutual funds that invest in investment grade bonds and other fixed income securities, the Federated Fund is subject to market risks. The prices of investment grade bonds and fixed-income securities generally fluctuate inversely in relation to the direction of interest rates. The prices of longer term securities fluctuate more widely in response to market interest rate changes. Although some obligations issued or guaranteed by agencies or instrumentalities of the U.S. Government, such as GNMA participation certificates, are backed by the full faith and credit of the U.S. Treasury, no assurances can be given that the U.S. Government will provide financial support to other agencies or instrumentalities, since it is not obligated to do so. Furthermore, there is no fixed maturity to which the portfolio must adhere. Generally, the values of the securities in which the Federated Fund will invest, and accordingly the value of the Federated Fund's shares, will fall as interest rates rise and rise as interest rates fall. Since the William Penn Portfolio also invests primarily in investment grade bonds and other fixed income securities, these risk factors are generally also present in an investment in the William Penn Portfolio. A full discussion of the risks inherent in investment in the Federated Fund and the William Penn Portfolio is set forth in the Federated Fund's Prospectus and Statement of Additional Information, each dated February 28, 1997, and the William Penn Portfolio's Prospectus and Statement of Additional Information, each dated March 15, 1996, each of which is incorporated herein by reference thereto.
                   INFORMATION ABOUT THE REORGANIZATION
Background and Reasons for the Proposed Reorganization
        Considerations of the Board of Trustees of the William Penn Portfolio. On February 12, 1997, Penn Square Management Corporation advised the Board of Trustees of the William Penn Portfolio that The William Penn Company was considering redirecting its corporate strategy away from the management and distribution of retail mutual funds and that it was seeking a buyer for its core businesses. Moreover, Penn Square Management Corporation engaged an investment banker to locate potential buyers for the Corporation. The potential buyer would provide value-added shareholder services, technological advancements, comprehensive distribution networks, and diversified mutual fund product choices that many larger mutual fund complexes offer. After conducting a screening process, Penn Square Management Corporation determined that in its judgment, the proposed Reorganization was the most desirable alternative involving the William Penn Portfolio that was reasonably available and that it should be presented to the William Penn Portfolio's Board of Trustees for its consideration.
        The independent trustees formed a four-person due diligence team. The due diligence team visited the Federated Investors offices in Pittsburgh, Pennsylvania, and reviewed with the portfolio manager of the Federated Fund the investment style and philosophy used to manage the assets of the Federated Fund. In addition, the due diligence team inspected the Federated customer services area and the William Penn Portfolio's independent counsel inspected the legal records of the Federated Fund.
        A meeting of the entire Board of Trustees was held on March 5, 1997, at which Federated Investors presented to the Board information relating to the overall reputation, financial strength and stability of Federated Investors, the parent company of Federated Advisers (together with its affiliates, `Federated''). Federated, founded in 1955, is among the seven largest mutual fund sponsors, with over $110 billion invested across more than 300 funds under management and/or administration by its subsidiaries, and over 2,000 employees. Federated's management discussed the Federated Fund's investment performance history and explained to the Board that the majority of this growth came from within Federated through its multiple distribution channels. The Board was also informed of the variety of investment products available through Federated, including international funds and an array of domestic funds broader than currently offered in the William Penn fund group, the exchange privileges that would be available to former William Penn Portfolio shareholders if the Reorganization is consummated, and the multiple sales charge (or `load'') structures available to prospective shareholders. The Board took into account that if the Reorganization takes place, shareholders of the William Penn Portfolio would receive shares of the Federated Fund without the imposition of any sales charge and without incurring any tax consequences.
        Federated's management advised the Board of its reputation for customer servicing, noting that it has received a #1 rating for five years in a row by DALBAR, Inc. Federated's management stated that its shareholder services include advanced technological systems that result in quick shareholder access to a broad spectrum of information, including: telephonic automated yield and performance information; consolidated monthly shareholder statements; no-fee IRAs; quarterly newsletters; year-end tax reporting information; direct deposit; and telephonic redemption and exchange.
        Federated's management also discussed comparative sales loads with the Board. In particular, it was noted that the maximum front-end sales load of the Class A Shares of the Federated Fund is lower than that of the Class A Shares of the William Penn Portfolio. Federated's management also reviewed with the Board relative asset size and expense ratios, including relative advisory fees. The Board discussed the fact that the Federated Fund is larger in asset size than the William Penn Portfolio and considered potential economies of scale that might be experienced by former William Penn Portfolio shareholders if they were to become shareholders of a larger fund.
        The Board determined that the investment objectives and policies of the William Penn Portfolio were substantially similar to those of the Federated Fund. The Board was also presented with and discussed materials comparing the performance, and relative risks of the William Penn Portfolio and the Federated Fund. Federated's management also presented biographical information about each of the Directors of the Federated Fund and reviewed with the Board the structure of its compliance and internal audit departments and the scope of its training programs.
        The Board noted that the William Penn Portfolio would not bear any of the costs involved in the Reorganization, which would be borne entirely by The William Penn Company and/or Federated. In addition, the Board discussed the anticipated tax-free nature of the Reorganization to the William Penn Portfolio and its shareholders.
        In connection with their consideration of the Reorganization, the Board also reviewed their fiduciary obligations under state and federal law. They considered the requirements of Section 15(f) of the 1940 Act, which provides that an investment manager to an investment company, and the affiliates of such manager (such as Penn Square Management Corporation), may receive an amount or benefit in connection with a sale of any interest in such investment manager which results in an assignment of an investment management contract if (1) for a period of three years after such assignment, at least 75% of the Board of Trustees of the investment company are not `interested persons'' (as defined in the 1940 Act) of the new investment manager or its predecessor; and (2) no `unfair burden'' (as defined in the 1940 Act) is imposed on the investment company as a result of the assignment or any express or implied terms, conditions or understandings applicable thereto.
        With respect to the first condition of Section 15(f) relating to Board composition, the Board was advised that the Federated Fund's Board of Trustees presently consists of thirteen (13) Directors, only three (3) of whom are `interested persons.'' With respect to the second condition of
Section 15(f), while there is no specific definition of `unfair burden,'' it includes any arrangement, for two years after the transaction, pursuant to which the predecessor or successor adviser is entitled to receive compensation from any person in connection with the mutual fund's purchase or sale of securities, other than bona fide ordinary compensation as principal underwriter. The definition of unfair burden also includes any payments from the fund for other than bona fide investment advisory or other services. The Board considered the fact that representations were made by Federated and Penn Square Management Corporation that the agreement between Federated and The William Penn Company would contain representations and covenants that the Reorganization would not impose an unfair burden on the Penn Square Group.
        After reviewing and considering all of the information provided by Federated and Penn Square Management Corporation, including the terms of the Reorganization, the Board, including all of the Trustees who are not interested persons of the William Penn Portfolio or Penn Square Management Corporation, voted unanimously in person at the meeting held on March 5, 1997, to approve the Reorganization and to recommend it to the shareholders of the William Penn Portfolio for their approval.
        THE BOARD UNANIMOUSLY RECOMMENDS THAT THE SHAREHOLDERS VOTE FOR THE REORGANIZATION.
        Considerations of the Board of Directors of the Federated Fund.
The Board of Directors of the Federated Fund, including the independent Directors, have unanimously concluded that consummation of the Reorganization is in the best interests of the Federated Fund and the shareholders of the Federated Fund and that the interests of Federated Fund shareholders would not be diluted as a result of effecting the Reorganization and have unanimously voted to approve the Plan.
Agreement Among William Penn fund group Shareholders, The William Penn Company and Federated
        The Reorganization is being proposed as part of an agreement between Federated, The William Penn Company and the William Penn fund group Shareholders, pursuant to which the shareholders of The William Penn Company would be compensated for selling to Federated their capital stock and cooperating in facilitating the transaction contemplated by the agreement.

Description of the Plan of Reorganization
        The Plan provides that the Federated Fund will acquire all of the assets of the William Penn Portfolio in exchange for the Federated Fund's Class A Shares and Class C Shares to be distributed pro rata by the William Penn Portfolio to its Class A and Class C shareholders respectively in complete liquidation of the William Penn Portfolio on or about [
       ] (the "Closing Date"). Shareholders of the William Penn Portfolio will become shareholders of the Federated Fund as of the close of business on the Closing Date, and will be entitled to the Federated Fund's next dividend distribution.
        As of or prior to the Closing Date, the William Penn Portfolio will declare and pay a dividend or dividends which, together with all previous such dividends, shall have the effect of distributing to its shareholders all taxable income for the period ending on the Closing Date. In addition, the William Penn Portfolio's dividend will include its net capital gains realized in the period ending on the Closing Date.
        Consummation of the Reorganization is subject to the conditions set forth in the Plan, including receipt of an opinion in form and substance satisfactory to the William Penn Portfolio and the Federated Fund, as described under the caption "Federal Income Tax Consequences" below. The Plan may be terminated and the Reorganization may be abandoned at any time before or after approval by shareholders of the William Penn Portfolio prior to the Closing Date if a majority of the independent board members of either board reasonably believes that continuing the transaction would have a material adverse impact on shareholders of that fund.
        Federated Advisers is responsible for the payment of substantially all of the expenses of the Reorganization incurred by either party, whether or not the Reorganization is consummated. Such expenses include, but are not limited to, registration fees, transfer taxes (if any), and the costs of preparing, printing, copying and mailing proxy solicitation materials to the William Penn Portfolio shareholders. Penn Square Management Corporation is responsible for the payment of the legal and accounting fees of the William Penn Portfolio.
        The foregoing description of the Plan entered into between the Federated Fund and the William Penn Portfolio is qualified in its entirety by the terms and provisions of the Plan, a copy of which is attached hereto as Exhibit A and incorporated herein by reference thereto.
Description of Federated Fund Shares
        Full and fractional Class A Shares and Class C Shares of the Federated Fund will be issued without the imposition of a sales charge or other fee to the corresponding shareholders of the William Penn Portfolio in accordance with the procedures described above. Class A Shares and Class C Shares of the Federated Fund to be issued to shareholders of the William Penn Portfolio under the Plan will be fully paid and nonassessable when issued and transferable without restriction and will have no preemptive or conversion rights. Reference is hereby made to the Prospectus of the Federated Fund dated February 28, 1997, provided herewith for additional information about Class A Shares and Class C Shares of the Federated Fund.
Federal Income Tax Consequences
        As a condition to the Reorganization, the Corporation, on behalf of the Federated Fund, and the Trust, on behalf of the William Penn Portfolio, will receive an opinion from Dickstein Shapiro Morin & Oshinsky LLP, counsel to the Federated Fund, to the effect that, on the basis of the existing provisions of the Code, current administrative rules and court decisions, for federal income tax purposes: (1) the Reorganization as set forth in the Plan will constitute a tax-free reorganization under Section 368(a)(1)(C) of the Code; (2) no gain or loss will be recognized by the Federated Fund upon its receipt of the William Penn Portfolio's assets solely in exchange for Federated Fund Class A Shares and Class C Shares and the assumption of certain stated liabilities; (3) no gain or loss will be recognized by the William Penn Portfolio upon the transfer of its assets to the Federated Fund in exchange for Federated Fund Class A Shares and Class C Shares and the assumption of certain stated liabilities or upon the distribution (whether actual or constructive) of the Federated Fund Class A Shares and Class C Shares to the William Penn Portfolio shareholders in exchange for their respective shares of the William Penn Portfolio; (4) no gain or loss will be recognized by shareholders of the William Penn Portfolio upon the exchange of their William Penn Portfolio shares for Federated Fund Class A Shares and Class C Shares; (5) the tax basis of the William Penn Portfolio's assets acquired by the Federated Fund will be the same as the tax basis of such assets to the William Penn Portfolio immediately prior to the Reorganization; (6) the tax basis of Federated Fund Class A Shares and Class C Shares received by each shareholder of the William Penn Portfolio pursuant to the Plan will be the same as the tax basis of William Penn Portfolio shares held by such shareholder immediately prior to the Reorganization; (7) the holding period of the assets of the William Penn Portfolio in the hands of the Federated Fund will include the period during which those assets were held by the William Penn Portfolio; and (8) the holding period of Federated Fund Class A Shares and Class C Shares received by each shareholder of the William Penn Portfolio will include the period during which the William Penn Portfolio shares exchanged therefor were held by such shareholder, provided the William Penn Portfolio shares were held as capital assets on the date of the Reorganization.
        Shareholders should recognize that an opinion of counsel is not binding on the Internal Revenue Service (`IRS'') or any court. The
William Penn Portfolio does not expect to obtain a ruling from the IRS regarding the consequences of the Reorganization. Accordingly, if the IRS sought to challenge the tax treatment of the Reorganization and was successful, neither of which is anticipated, the Reorganization would be treated as a taxable sale of assets of the William Penn Portfolio, followed by the taxable liquidation of the William Penn Portfolio.
Comparative Information on Shareholder Rights and Obligations
        General. Both the Federated Fund and the William Penn Portfolio are open-end, diversified management investment companies registered under the 1940 Act, which continuously offer to sell shares at their current net asset value. The Federated Fund is organized as a corporation under the laws of the State of Maryland and is governed by its Articles of Incorporation, By-Laws and Board of Trustees, in addition to applicable state and federal law. The William Penn Portfolio is organized as a separate series of William Penn Interest Income Fund as a common law trust under the laws of the Commonwealth of Pennsylvania and is governed by its Declaration of Trust and Board of Trustees, in addition to applicable state and federal law. Set forth below is a brief summary of the significant rights of shareholders of the Federated Fund and the William Penn Portfolio.
        Shares of the Federated Fund and the William Penn Portfolio. The Federated Fund is authorized to issue 2,000,000,000 shares of common stock, par value $0.0001 per share. The Board of Directors has established Class A Shares, Class B Shares, Class C Shares, and Class F Shares of the Federated Fund. The William Penn Portfolio is authorized to issue an unlimited number of shares of beneficial interest which have no par value. The William Penn Portfolio is currently one of five investment portfolios of William Penn Interest Income Fund and has Class A Shares and Class C Shares outstanding. Issued and outstanding shares of both the Federated Fund and William Penn Portfolio are fully paid and nonassessable, and freely transferable.
        Voting Rights. Neither the Federated Fund nor the William Penn Portfolio is required to hold annual meetings of shareholders, except as required under the 1940 Act. Shareholder approval is necessary only for certain changes in operations or the election of directors under certain circumstances. The Federated Fund requires that a special meeting of shareholders be called for any permissible purpose upon the written request of the holders of at least 10% of the outstanding shares of the series of the Federated Fund entitled to vote. A special meeting of the shareholders of the William Penn Portfolio is required to be called upon the written request of shareholders representing not less than 30% of the issued and outstanding shares entitled to vote. Each share of the Federated Fund and the William Penn Portfolio gives the shareholder one vote in director elections and other matters submitted to shareholders for vote. All shares of each series or class in the Federated Fund and the William Penn Portfolio have equal voting rights except that in matters affecting only a particular series or class, only shares of that series or class are entitled to vote.
        Directors. The By-Laws of the Federated Fund provide that the term of office of each Director shall be until his or her resignation or removal or until the annual meeting next held after his or her election or until election and qualification of his or her successor. A Director of the Federated Fund may be removed by a vote of a majority of all shares outstanding and entitled to vote at any special meeting of shareholders, and such shareholders may elect a Director to replace the Director so removed to serve for the remainder of the term and until the election and qualification of his or her successor. A vacancy on the Board may be filled by the action of a majority of the Directors remaining in office, and such elected Director shall hold office until the next annual meeting of shareholders or until his or her successor is duly elected and qualifies. The Declaration of Trust of the William Penn Portfolio provides that each Trustee appointed or elected in accordance with the Declaration of Trust serves until their successors have been elected and qualified, unless they resign or are removed. Regarding the William Penn Portfolio, a majority of the Trustees may accept the written resignation of another Trustee or may remove him or her from office by written notice to him and to the custodian. In addition, the holders of record of not less than two-thirds of the outstanding shares of the Portfolio may have a Trustee removed by filing a declaration with the custodian or by a vote at a meeting called for such purpose. The Trustees shall promptly call a meeting of shareholders for the purpose of voting upon removal of such Trustee(s) when requested in writing by holders of at least 10% of the Portfolio's outstanding shares. Pending the filling of any vacancy or vacancies caused by death, resignation, or removal, the remaining Trustee or Trustees shall have all the powers and duties of the whole number of Trustees. If a vacancy occurs in the office of a Trustee for any reason, including an increase in the number of Trustees, the other Trustees shall by written notice delivered to the custodian appoint a Trustee to fill the vacancy and will promptly notify the shareholders that they have done so, subject to the provisions of Section 16(a) of the 1940 Act. The agreement to be entered into with the custodian will provide that, if at any time the custodian decides that there is no Trustee available or able to serve, it will call a meeting of the shareholders to elect at least three (3) Trustees. With respect to the Federated Fund, a meeting of shareholders will be required for the purpose of electing additional Directors whenever fewer than a majority of the Directors then in office were elected by shareholders.
        Liability of Directors and Officers. Under the Articles of Incorporation of the Federated Fund, a Director or officer will be personally liable only for his or her own willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office. The Articles of Incorporation further provide that Directors and officers will be indemnified by the Federated Fund against reasonable costs and expenses incurred in connection with any claim or litigation unless the person's conduct is determined to constitute willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the person's office. The Declaration of Trust for the William Penn Portfolio contains a provision eliminating personal liability of the Trustees. Claimants must look only to the assets of the portfolio for payment or satisfaction of claims. Trustees of the Portfolio are not protected from liability by reason of willful misconduct, bad faith, recklessness, or gross negligence in the performance of his duties as Trustee. Further, the

        Trustees have the power to indemnify the officers and employees of the Portfolio against reasonable liabilities and expenses unless incurred in bad faith or reckless disregard of his duties, or with willful misconduct or gross negligence. In addition, due to the provisions of the 1940 Act, shareholders would still have the right to pursue monetary claims against directors or officers for acts involving willful malfeasance, bad faith, gross negligence or reckless disregard of their duties as directors or officers.
        Termination or Liquidation. In the event of the termination or liquidation of the Federated Fund or any series or class of the Federated Fund or of the termination or liquidation of the William Penn Portfolio, the shareholders of the respective fund or class are entitled to receive, when and as declared by its Directors or Trustees, the excess of the assets belonging to the respective fund or class over the liabilities belonging to the respective fund or class. In either case, the assets belonging to the fund or class will be distributed among the shareholders in proportion to the number of shares of the respective fund or class held by them. Capitalization
          The following table sets forth the unaudited capitalization of the Class A Shares and Class C Shares of the Federated Fund and the shares of the William Penn Portfolio as of February 28, 1997, and on a pro forma combined basis as of that date:
                          Class A Shares               Pro Forma
                  Federated Fund   William Penn Portfolio   Combined
Net Assets        $47,631,805      $29,722,680         $77,354,575

Net Asset Value
  Per Share       $9.72            $10.45                   $9.72

Shares Outstanding4,898,561        2,842,988           7,955,302

                          Class C Shares               Pro Forma
                  Federated Fund   William Penn Portfolio   Combined
Net Assets        $26,965,314      $705,989            $27,671,303

Net Asset Value
  Per Share       $9.72            $10.44                   $9.72

Shares Outstanding2,773,131        67,649              2,845,735


                   INFORMATION ABOUT THE FEDERATED FUND
                      AND THE WILLIAM PENN PORTFOLIO

Federated Bond Fund
        Information about the Federated Fund is contained in the Federated Fund's current Prospectus dated February 28, 1997, a copy of which is included herewith and incorporated herein by reference. Additional information about the Federated Fund is included in the Federated Fund's Annual Report to Shareholders dated October 31, 1996, the Statement of Additional Information dated February 28, 1997, and the Statement of
Additional Information dated [            ] (relating to this
Prospectus/Proxy Statement), each of which is incorporated herein by reference. Copies of the Annual Report and Statements of Additional Information, which have been filed with the Securities and Exchange Commission (the "SEC"), may be obtained upon request and without charge by contacting the Federated Fund at 1-800-341-7400, or by writing the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3779.
The Federated Fund is subject to the informational requirements of the Securities Act of 1933, as amended (the `1933 Act''), the Securities Exchange Act of 1934, as amended (the "1934 Act"), and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by the Federated Fund can be obtained by calling or writing the Federated Fund and can also be inspected and copied by the public at the public reference facilities maintained by the SEC in Washington, DC located at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549 and at certain of its regional offices located at Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, IL 60661 and 13th Floor, Seven World Trade Center, New York, NY 10048. Copies of such material can be obtained from the Public Reference Branch, Office of Consumer Affairs and Information Services, SEC, 450 Fifth Street, N.W., Washington, DC 20549 at prescribed rates or electronically at Internet Web Site (www.sec.gov).
        This Prospectus/Proxy Statement, which constitutes part of a Registration Statement filed by the Federated Fund with the SEC under the 1933 Act, omits certain of the information contained in the Registration Statement. Reference is hereby made to the Registration Statement and to the exhibits thereto for further information with respect to the Federated Fund and the shares offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed with the SEC.
William Penn Interest Income Fund, Quality Income Portfolio
        Information about the William Penn Interest Income Fund, Quality Income Portfolio is contained in the William Penn Portfolio's current Prospectus dated March 15, 1996, the Annual Report to Shareholders dated December 31, 1996, the Statement of Additional Information dated March 15,
1996, and the Statement of Additional Information dated [        ]
(relating to this Prospectus/Proxy Statement), each of which is incorporated herein by reference. Copies of such Prospectus, Annual Report, Semi-Annual Report, and Statements of Additional Information, which have been filed with the SEC, may be obtained upon request and without charge from the William Penn Portfolio by calling 1-800-523-8440 or by writing to the William Penn Portfolio at 2650 Westview Drive, Wyomissing, PA 19610. The William Penn Portfolio is subject to the informational requirements of the 1933 Act, the 1934 Act and the 1940 Act and in accordance therewith files reports and other information with the SEC. Reports, proxy and information statements, charter documents and other information filed by William Penn Interest Income Fund or its portfolio, the William Penn Portfolio, can be obtained by calling or writing the William Penn Portfolio and can also be inspected at the public reference facilities maintained by the SEC or obtained at prescribed rates at the addresses listed in the previous section.
                            VOTING INFORMATION
        This Prospectus/Proxy Statement is furnished in connection with the solicitation by the Board of Trustees of the William Penn Portfolio of proxies for use at the Special Meeting of Shareholders (the "Special Meeting") to be held at 9:00 a.m. (general meeting) and 10:00 a.m. (Fund meeting) (local time) on May 29, 1997 at: Sheraton Berkshire Motor Inn, 1741 Paper Mill Road, Wyomissing, PA 19610, and at any adjournments thereof. The proxy confers discretionary authority on the persons designated therein to vote on other business not currently contemplated which may properly come before the Special Meeting. A proxy, if properly executed, duly returned and not revoked, will be voted in accordance with the specifications thereon; if no instructions are given, such proxy will be voted in favor of the Plan. A shareholder may revoke a proxy at any time prior to use by filing with the Secretary of the William Penn Portfolio an instrument revoking the proxy, by submitting a proxy bearing a later date or by attending and voting at the Special Meeting. Proxies, instruments revoking a proxy, or proxies bearing a later date may be communicated by telephone, by electronic means including facsimile, or by mail.
        The cost of the solicitation, including the printing and mailing of proxy materials, will be borne by Federated Advisers. In addition to solicitations through the mails, proxies may be solicited by officers, employees and agents, including third party solicitors, of the William Penn Portfolio, Federated Advisers and their respective affiliates at no additional cost to the William Penn Portfolio. Such solicitations may be by telephone, telegraph, or personal contact. Any telephonic solicitations will follow procedures designed to insure accuracy and prevent fraud including requiring identifying shareholder information, and recording the shareholder's instructions. Shareholders who communicate proxies by telephone or by other electronic means have the same power and authority to issue, revoke, or otherwise change their voting instructions as currently exists for instructions communicated in written form. Federated Advisers will reimburse custodians, nominees and fiduciaries for the reasonable costs incurred by them in connection with forwarding solicitation materials to the beneficial owners of shares held of record by such persons. Outstanding Shares and Voting Requirements
        The Board of Trustees of the William Penn Portfolio has fixed the
close of business on [          ], as the record date for the
determination of shareholders entitled to notice of and to vote at the Special Meeting and any adjournments thereof. As of the record date, there
were [      ] Class A Shares and [        ] Class C Shares of the William
Penn Portfolio outstanding. Each of the William Penn Portfolio's shares is entitled to one vote and fractional shares have proportionate voting rights. On the record date, the Trustees and Officers of the William Penn
Portfolio as a group owned less than [    ] of the outstanding shares of
the William Penn Portfolio. To the best knowledge of Penn Square Management Corporation, as of the record date, no person owned beneficially or of record 5% or more of the William Penn Portfolio's outstanding shares.
        As of the record date, there were [         ] Class A Shares, and
[           ] Class C Shares of the Federated Fund outstanding.  On the record date, the Directors and officers of the Federated Fund as a group owned less than 1% of the outstanding Class A Shares, and Class C Shares of the Federated Fund. To the best knowledge of Federated Advisers, as of the record date, no person, except as set forth in the table below, owned beneficially or of record 5% or more of the Federated Fund's outstanding Class A, or Class C Shares.

NAME AND ADDRESS             SHARES OWNED          PERCENT OF
                                                   OUTSTANDING SHARES


        Approval of the Plan requires the affirmative vote of a majority of the outstanding shares of the William Penn Portfolio. The votes of shareholders of the Federated Fund are not being solicited since their approval is not required in order to effect the Reorganization.
        One-third of the issued and outstanding shares of the William Penn Portfolio, represented in person or by proxy, will be required to constitute a quorum at the Special Meeting for the purpose of voting on the proposed Reorganization. For purposes of determining the presence of a quorum, shares represented by abstentions and "broker non-votes" will be counted as present, but not as votes cast, at the Special Meeting. Because approval of the Reorganization requires the approval of a majority of the outstanding shares of the William Penn Portfolio, abstentions and "broker non-votes" will have the same effect as if they were votes against the Reorganization.
Dissenter's Right of Appraisal
        Shareholders of the William Penn Portfolio objecting to the Reorganization have no appraisal rights under the William Penn Portfolio's Declaration of Trust or Pennsylvania law. Under the Plan, if approved by William Penn Portfolio shareholders, each shareholder will become the owner of Class A Shares and Class C Shares of the Federated Fund having a total net asset value equal to the total net asset value of his or her holdings in the William Penn Portfolio's Class A or Class C Shares, respectively, at the Closing Date.
        OTHER MATTERS AND DISCRETION OF PERSONS NAMED IN THE PROXY Management of the William Penn Portfolio knows of no other matters that may properly be, or which are likely to be, brought before the Special Meeting. However, if any other business shall properly come before the Special Meeting, the persons named in the proxy intend to vote thereon in accordance with their best judgment.
        If at the time any session of the Special Meeting is called to order, a quorum is not present in person or by proxy, the persons named as proxies may vote those proxies which have been received to adjourn the Special Meeting to a later date. In the event that a quorum is present but sufficient votes in favor of one or more of the proposals have not been received, the persons named as proxies may propose one or more adjournments of the Special Meeting to permit further solicitation of proxies with respect to any such proposal. All such adjournments will require the affirmative vote of a majority of the shares present in person or by proxy at the session of the Special Meeting to be adjourned. The persons named as proxies will vote those proxies which they are entitled to vote in favor of the proposal, in favor of such an adjournment, and will vote those proxies required to be voted against the proposal, against any such adjournment.
        Whether or not shareholders expect to attend the Special Meeting, all shareholders are urged to sign, fill in and return the enclosed proxy form promptly.

                                                       EXHIBIT A

                   AGREEMENT AND PLAN OF REORGANIZATION

        AGREEMENT AND PLAN OF REORGANIZATION dated         , 1997 (the
                                                   --------
"Agreement"), between INVESTMENT SERIES FUNDS, INC., a Maryland Corporation (the `Corporation'') on behalf of its portfolio FEDERATED BOND FUND (hereinafter called the "Acquiring Fund"), and WILLIAM PENN INTEREST INCOME FUND, a Pennsylvania Common Law Trust (hereinafter called the "Trust") on behalf of its portfolio QUALITY INCOME PORTFOLIO (hereinafter called the "Acquired Fund").
       This Agreement is intended to be and is adopted as a plan of reorganization and liquidation within the meaning of Section 368(a)(1)(C) of the United States Internal Revenue Code of 1986, as amended (the "Code"). The reorganization (the "Reorganization") will consist of the transfer of all the assets and the assumption of certain liabilities of the Acquired Fund in exchange solely for Class A Shares and Class C Shares of the Acquiring Fund (the "Acquiring Fund Shares") and the distribution, after the Closing Date (as hereinafter defined), of the Acquiring Fund Shares to the shareholders of the Acquired Fund in liquidation of the Acquired Fund as provided herein, all upon the terms and conditions hereinafter set forth in this Agreement.
       WHEREAS, the Trust and the Corporation are registered open-end management investment companies and the Acquired Fund owns securities in which the Acquiring Fund is permitted to invest;
       WHEREAS, both the Acquired Fund and the Acquiring Fund are authorized to issue shares of common stock or shares of beneficial interest, as the case may be;
       WHEREAS, the Board of Directors, including a majority of the directors who are not "interested persons" (as defined under the Investment Company Act of 1940, as amended (the "1940 Act")), of the Acquiring Fund has determined that the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquiring Fund shareholders and that the interests of the existing shareholders of the Acquiring Fund would not be diluted as a result of this transaction; and
        WHEREAS, the Board of Trustees, including a majority of the trustees who are not "interested persons" (as defined under the 1940 Act), of the Trust has determined that the transfer of all of the assets and the assumption of certain liabilities of the Acquired Fund for Acquiring Fund Shares is in the best interests of the Acquired Fund shareholders;
        NOW THEREFORE, in consideration of the premises and of the covenants and agreements hereinafter set forth, the parties agree as follows:
     1.TRANSFER OF ASSETS OF THE ACQUIRED FUND IN EXCHANGE FOR THE
       ACQUIRING FUND SHARES AND LIQUIDATION OF THE ACQUIRED FUND.
     1.1 Subject to the terms and conditions contained herein, the Acquired Fund agrees to assign, transfer and convey to the Acquiring Fund all of the assets of the Acquired Fund, including all securities and cash, other than cash in an amount necessary to pay any unpaid dividends and distributions as provided in paragraph 1.5, beneficially owned by the Acquired Fund, and the Acquiring Fund agrees in exchange therefor to deliver to the Acquired Fund the number of Acquiring Fund Shares, including fractional Acquiring Fund Shares, determined as set forth in paragraph 2.3. Such transaction shall take place at the closing (the "Closing") on the closing date (the "Closing Date") provided for in paragraph 3.1. In lieu of delivering certificates for the Acquiring Fund Shares, the Acquiring Fund shall credit the Acquiring Fund Shares to the Acquired Fund's account, for the benefit of its shareholders, on the stock record books of the Acquiring Fund and shall deliver a confirmation thereof to the shareholders of the Acquired Fund.
     1.2 The Acquiring Fund will assume only those certain liabilities which are set forth in a certificate to be provided by the Acquired Fund at Closing and accepted by the Acquiring Fund.
     1.3 Delivery of the assets of the Acquired Fund to be transferred shall be made on the Closing Date and shall be delivered to State Street Bank and Trust Company (hereinafter called "State Street"), Boston, Massachusetts, the Acquiring Fund's custodian (the "Custodian"), for the account of the Acquiring Fund, together with proper instructions and all necessary documents to transfer to the account of the Acquiring Fund, free and clear of all liens, encumbrances, rights, restrictions and claims created by the Acquired Fund. All cash delivered shall be in the form of immediately available funds payable to the order of the Custodian for the account of the Acquiring Fund.
     1.4 The Acquired Fund will pay or cause to be paid to the Acquiring Fund any dividends or interest received on or after the Closing Date with respect to assets transferred to the Acquiring Fund thereunder. The Acquired Fund will transfer to the Acquiring Fund any distributions, rights or other assets received by the Acquired Fund after the Closing Date as distributions on or with respect to the securities transferred. Such assets shall be deemed included in assets transferred to the Acquiring Fund on the Closing Date and shall not be separately valued.
     1.5 As soon after the Closing Date as is conveniently practicable, the Acquired Fund will liquidate and distribute pro rata to the Acquired Fund's shareholders of record, determined as of the close of business on the Closing Date (the "Acquired Fund Shareholders"), the Acquiring Fund Shares received by the Acquired Fund pursuant to paragraph 1.1. In addition, each Acquired Fund Shareholder shall have the right to receive any unpaid dividends or other distributions which were declared before the Valuation Date (as hereinafter defined) with respect to the shares of the Acquired Fund that are held by the shareholder on the Valuation Date. Such liquidation and distribution will be accomplished by the transfer of the Acquiring Fund Shares then credited to the account of the Acquired Fund on the books of the Acquiring Fund to open accounts on the share record books of the Acquiring Fund in the names of the Acquired Fund Shareholders, and representing the respective pro rata number of the Acquiring Fund Shares due such shareholders, based on their ownership of shares of the Acquired Fund on the Closing Date. All issued and outstanding Shares of the Acquired Fund will simultaneously be canceled on the books of the Acquired Fund. Share certificates representing interests in the Acquired Fund will represent a number of Acquiring Fund Shares, after the Closing Date as determined in accordance with paragraph 2.3. The Acquiring Fund shall not issue certificates representing the Acquiring Fund Shares in connection with such exchange.
     1.6 Ownership of Acquiring Fund Shares will be shown on the books of the Acquiring Fund's transfer agent. Shares of the Acquiring Fund will be issued in the manner described in the Acquiring Fund's current prospectus and statement of additional information.
     1.7 Any transfer taxes payable upon issuance of the Acquiring Fund Shares in a name other than the registered holder of the Acquired Fund shares on the books of the Acquired Fund as of that time shall, as a condition of such issuance and transfer, be paid by the person to whom such Acquiring Fund Shares are to be issued and transferred.
     1.8 Any reporting responsibility of the Acquired Fund is and shall remain the responsibility of the Trust up to and including the Closing Date and such later dates, with respect to dissolution and deregistration of the Trust, on which the Trust is dissolved and deregistered.
     1.9 The Trust shall be deregistered as an investment company under the 1940 Act and dissolved as a Pennsylvania common law trust as promptly as practicable following the Closing Date and the making of all distributions pursuant to paragraph 1.5.
     2.VALUATION.
     2.1 The value of the Acquired Fund's net assets to be acquired by the Acquiring Fund hereunder shall be the value of such assets computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Closing Date (such time and date being herein called the "Valuation Date"), using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.2 The net asset value of each Acquiring Fund Share shall be the net asset value per share computed as of the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) on the Valuation Date, using the valuation procedures set forth in the Acquiring Fund's then-current prospectus or statement of additional information.
     2.3 The number of the Acquiring Fund Shares to be issued (including fractional shares, if any) in exchange for the Acquired Fund's net assets shall be determined by dividing the value of the net assets of the Acquired Fund determined using the same valuation procedures referred to in paragraph 2.1, by the net asset value of one Acquiring Fund Share determined in accordance with paragraph 2.2.
     2.4 All computations of value shall be made in accordance with the regular practices of the Acquiring Fund, which practices have been reviewed by the Acquired Fund's Board of Trustees.
     3.CLOSING AND CLOSING DATE.
     3.1  The Closing Date shall be [             ] or such later date as
the parties may mutually agree. All acts taking place at the Closing shall be deemed to take place simultaneously as of the close of business on the Closing Date unless otherwise provided. The Closing shall be held at 4:00 p.m. (Eastern time) at the offices of the Acquiring Fund, Federated Investors Tower, Pittsburgh, PA 15222-3779, or such other time and/or place as the parties may mutually agree.
     3.2 If on the Valuation Date (a) the primary trading market for portfolio securities of the Acquiring Fund or the Acquired Fund shall be closed to trading or trading thereon shall be restricted; or (b) trading or the reporting of trading shall be disrupted so that accurate appraisal of the value of the net assets of the Acquiring Fund or the Acquired Fund is impracticable, the Closing Date shall be postponed until the first business day after the day when trading shall have been fully resumed and reporting shall have been restored.
     3.3 Penn Square Management Corporation, as transfer agent for the Acquired Fund, shall deliver at the Closing a certificate of an authorized officer stating that its records contain the names and addresses of the Acquired Fund Shareholders and the number and percentage ownership of outstanding shares owned by each such shareholder immediately prior to the Closing. The Acquiring Fund shall issue and deliver a confirmation evidencing the Acquiring Fund Shares to be credited on the Closing Date to the Secretary of the Acquired Fund, or provide evidence satisfactory to the Acquired Fund that such Acquiring Fund Shares have been credited to the Acquired Fund's account on the books of the Acquiring Fund. At the Closing, each party shall deliver to the other such bills of sale, checks, assignments, assumption agreements, share certificates, if any, receipts or other documents as such other party or its counsel may reasonably request.
     4.REPRESENTATIONS AND WARRANTIES.
     4.1 The Trust represents and warrants to the Acquiring Fund as follows:
             (a) The Trust is a Common Law Trust duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania and has power to own all of its properties and assets and to carry out this Agreement.
             (b) The Trust is registered under the 1940 Act, as an open-end, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Trust is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Trust's Declaration of Trust or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquired Fund is a party or by which it is bound.
             (d) The Acquired Fund has no material contracts or other commitments outstanding (other than this Agreement) which will result in liability to it after the Closing Date.
             (e) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquired Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquired Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions herein contemplated.
             (f) The current prospectus and statement of additional information of the Acquired Fund conform in all material respects to the applicable requirements of the Securities Act of 1933, as amended (the "1933 Act"), and the 1940 Act and the rules and regulations of the Securities and Exchange Commission (the "Commission") thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (g) The Statement of Assets and Liabilities of the Acquired Fund at December 31, 1995 and at December 31, 1996 has been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, consistently applied, and such statements (copies of which have been furnished to the Acquiring Fund) fairly reflect the financial condition of the Acquired Fund as of such dates, and there are no known contingent liabilities of the Acquired Fund as of such dates not disclosed therein.
              (h) Since December 31, 1996, there has not been any material adverse change in the Acquired Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business.
             (i) At the Closing Date, all federal and other tax returns and reports of the Acquired Fund required by law to have been filed by such date shall have been filed or an appropriate extension obtained, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquired Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (j) For each fiscal year of its operation, the Acquired Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (k) All issued and outstanding shares of the Acquired Fund are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. All of the issued and outstanding shares of the Acquired Fund will, at the time of the Closing, be held by the persons and in the amounts set forth in the records of the transfer agent as provided in paragraph 3.3. The Acquired Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquired Fund shares, nor is there outstanding any security convertible into any of the Acquired Fund shares.
             (l) On the Closing Date, the Acquired Fund will have full right, power and authority to sell, assign, transfer and deliver the assets to be transferred by it hereunder.
             (m) The execution, delivery and performance of this Agreement will have been duly authorized prior to the Closing Date by all necessary action on the part of the Trust and, subject to the approval of the Acquired Fund Shareholders, this Agreement constitutes the valid and legally binding obligation of the Acquired Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (n) The prospectus/proxy statement of the Acquired Fund (the "Prospectus/Proxy Statement") to be included in the Registration Statement referred to in paragraph 5.5 (only insofar as it relates to the Acquired Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.
     4.2  The Corporation represents and warrants to the Trust as follows:
             (a) The Corporation is a corporation duly organized, validly existing and in good standing under the laws of the State of Maryland and has the power to carry on its business as it is now being conducted and to carry out this Agreement.
             (b) The Corporation is registered under the 1940 Act as an open-end, diversified, management investment company, and such registration has not been revoked or rescinded and is in full force and effect.
             (c) The Acquiring Fund is not, and the execution, delivery and performance of this Agreement will not result, in material violation of the Corporation's Articles of Incorporation or Bylaws or of any agreement, indenture, instrument, contract, lease or other undertaking to which the Acquiring Fund is a party or by which it is bound.
             (d) No litigation or administrative proceeding or investigation of or before any court or governmental body is currently pending or to its knowledge threatened against the Acquiring Fund or any of its properties or assets which, if adversely determined, would materially and adversely affect its financial condition or the conduct of its business. The Acquiring Fund knows of no facts which might form the basis for the institution of such proceedings, and is not a party to or subject to the provisions of any order, decree or judgment of any court or governmental body which materially and adversely affects its business or its ability to consummate the transactions contemplated herein.
             (e) The current prospectus and statement of additional information of the Acquiring Fund conform in all material respects to the applicable requirements of the 1933 Act and the 1940 Act and the rules and regulations of the Commission thereunder and do not include any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.
             (f) The Statements of Assets and Liabilities of the Acquiring Fund at October 31, 1995 and 1996, have been audited by Ernst & Young LLP, independent auditors, and have been prepared in accordance with generally accepted accounting principles, and such statements (copies of which have been furnished to the Acquired Fund) fairly reflect the financial condition of the Acquiring Fund as of such dates, and there are no known contingent liabilities of the Acquiring Fund as of such dates not disclosed therein.
             (g) Since October 31, 1996, there has not been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business other than changes occurring in the ordinary course of business.
             (h) At the Closing Date, all federal and other tax returns and reports of the Acquiring Fund required by law to have been filed or an appropriate extension obtained, by such date shall have been filed, and all federal and other taxes shall have been paid so far as due, or provision shall have been made for the payment thereof or contest in good faith, and to the best of the Acquiring Fund's knowledge no such return is currently under audit and no assessment has been asserted with respect to such returns.
             (i) For each fiscal year of its operation, the Acquiring Fund has met the requirements of Subchapter M of the Code for qualification and treatment as a regulated investment company.
             (j) All issued and outstanding Acquiring Fund Shares are, and at the Closing Date will be, duly and validly issued and outstanding, fully paid and non-assessable. The Acquiring Fund does not have outstanding any options, warrants or other rights to subscribe for or purchase any of the Acquiring Fund Shares, nor is there outstanding any security convertible into any Acquiring Fund Shares, except for Class B Shares which are convertible to Class A Shares eight years after purchase.
             (k) The execution, delivery and performance of this Agreement has been duly authorized by all necessary action on the part of the Corporation, and this Agreement constitutes the valid and legally binding obligation of the Acquiring Fund enforceable in accordance with its terms, subject to the effect of bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and other similar laws relating to or affecting creditors' rights generally and court decisions with respect thereto, and to general principles of equity and the discretion of the court (regardless of whether the enforceability is considered in a proceeding in equity or at law).
             (l) The Prospectus/Proxy Statement to be included in the Registration Statement (only insofar as it relates to the Acquiring Fund) will, on the effective date of the Registration Statement and on the Closing Date, not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which such statements were made, not misleading.

     5.COVENANTS OF THE ACQUIRING FUND AND THE ACQUIRED FUND.
     5.1 The Acquiring Fund and the Acquired Fund each will operate its business in the ordinary course between the date hereof and the Closing Date, it being understood that such ordinary course of business will include customary dividends and distributions.
     5.2 The Trust will call a meeting of the Acquired Fund Shareholders to consider and act upon this Agreement and to take all other action necessary to obtain approval of the transactions contemplated herein.
     5.3 Subject to the provisions of this Agreement, the Acquiring Fund and the Acquired Fund will each take, or cause to be taken, all action, and do or cause to be done, all things reasonably necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.
     5.4 As promptly as practicable, but in any case within sixty days after the Closing Date, the Acquired Fund shall furnish the Acquiring Fund, in such form as is reasonably satisfactory to the Acquiring Fund, a statement of the earnings and profits of the Acquired Fund for federal income tax purposes which will be carried over to the Acquiring Fund as a result of Section 381 of the Code and which will be certified by the Trust's President and its Treasurer.
     5.5 The Acquired Fund will provide the Acquiring Fund with information reasonably necessary for the preparation of the Prospectus/Proxy Statement, referred to in paragraph 4.1(o), all to be included in a Registration Statement on Form N-14 of the Acquiring Fund (the "Registration Statement"), in compliance with the 1933 Act, the Securities Exchange Act of 1934, as amended, and the 1940 Act in connection with the meeting of the Acquired Fund Shareholders to consider approval of this Agreement and the transactions contemplated herein.
     5.6 The Acquiring Fund agrees to use all reasonable efforts to obtain the approvals and authorizations required by the 1933 Act and the 1940 Act as it may deem appropriate in order to continue its operations after the Closing Date.
     5.7 Prior to the Valuation Date, the Acquired Fund shall have declared a dividend or dividends, with a record date and ex-dividend date prior to the Valuation Date, which, together with all previous dividends, shall have the effect of distributing to its shareholders all of its investment company taxable income, if any, plus the excess of its interest income, if any, excludable from gross income under Section 103(a) of the Code over its deductions disallowed under Sections 265 and 171(a)(2) of the Code for the taxable periods or years ended on or before December 31, 1996 and for the period from said date to and including the Closing Date (computed without regard to any deduction for dividends paid), and all of its net capital gain, if any, realized in taxable periods or years ended on or before December 31, 1996 and in the period from said date to and including the Closing Date.
     6.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRING FUND.
        The obligations of the Acquiring Fund to complete the transactions provided for herein shall be subject, at its election, to the performance by the Acquired Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     6.1 All representations and warranties of the Trust contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     6.2 The Trust shall have delivered to the Acquiring Fund a statement of the Acquired Fund's assets, together with a list of the Acquired Fund's portfolio securities showing the tax costs of such securities by lot and the holding periods of such securities, as of the Closing Date, certified by the Treasurer of the Trust.
     6.3 The Trust shall have delivered to the Acquiring Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquiring Fund, to the effect that the representations and warranties of the Trust made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquiring Fund shall reasonably request.
     6.4 The Acquired Fund shall have delivered to the Acquiring Fund a certificate specifying the liabilities which are to be assumed by the Acquiring Fund, all of which shall be reflected in the net asset value of the Acquired Fund on the Closing Date, which liabilities shall be acceptable to the Acquiring Fund in its sole discretion.
     7.CONDITIONS PRECEDENT TO OBLIGATIONS OF THE ACQUIRED FUND.
        The obligations of the Acquired Fund to consummate the transactions provided herein shall be subject, at its election, to the performance by the Acquiring Fund of all the obligations to be performed by it hereunder on or before the Closing Date and, in addition thereto, the following conditions:
     7.1 All representations and warranties of the Corporation contained in this Agreement shall be true and correct in all material respects as of the date hereof and, except as they may be affected by the transactions contemplated by this Agreement, as of the Closing Date with the same force and effect as if made on and as of the Closing Date.
     7.2 The Corporation shall have delivered to the Acquired Fund on the Closing Date a certificate executed in its name by its President or Vice President and its Treasurer, in form and substance satisfactory to the Acquired Fund, to the effect that the representations and warranties of the Corporation made in this Agreement are true and correct in all material respects at and as of the Closing Date, except as they may be affected by the transactions contemplated by this Agreement, and as to such other matters as the Acquired Fund shall reasonably request.
     7.3 There shall not have been any material adverse change in the Acquiring Fund's financial condition, assets, liabilities or business since the date hereof other than changes occurring in the ordinary course of business, or any incurrence by the Acquiring Fund of any indebtedness, except as otherwise disclosed to and accepted by the Acquired Fund.
     8.FURTHER CONDITIONS PRECEDENT TO THE OBLIGATIONS OF THE ACQUIRING
       FUND AND THE ACQUIRED FUND.
        If any of the conditions set forth below do not exist on or before the Closing Date with respect to the Acquired Fund or the Acquiring Fund, either party to this Agreement shall, at its option, not be required to consummate the transactions contemplated by this Agreement.
     8.1 The Agreement and the transactions contemplated herein shall have been approved by the requisite vote of the holders of the outstanding shares of the Acquired Fund in accordance with the provisions of the Trust's Articles of Incorporation and the 1940 Act.
     8.2 On the Closing Date no action, suit or other proceeding shall be pending before any court or governmental agency in which it is sought to restrain or prohibit, or obtain damages or other relief in connection with, this Agreement or the transactions contemplated herein.
     8.3 All consents of other parties and all other consents, orders and permits of federal, state and local regulatory authorities (including those of the Commission and of state Blue Sky and securities authorities) deemed necessary by the Acquiring Fund or the Acquired Fund to permit consummation, in all material respects, of the transactions contemplated hereby shall have been obtained, except where failure to obtain any such consent, order or permit would not involve a risk of a material adverse effect on the assets or properties of the Acquiring Fund or the Acquired Fund, provided that either party hereto may for itself waive any of such conditions.
     8.4 The Registration Statement shall have become effective under the 1933 Act and no stop orders suspending the effectiveness thereof shall have been issued and, to the best knowledge of the parties hereto, no investigation or proceeding for that purpose shall have been instituted or be pending, threatened or contemplated under the 1933 Act.
     8.5 The Corporation and the Trust shall have received an opinion of Dickstein Shapiro Morin & Oshinsky LLP substantially to the effect that for federal income tax purposes:
             (a) The transfer of all of the Acquired Fund assets and the assumption of certain liabilities in exchange for the Acquiring Fund Shares and the distribution of the Acquiring Fund Shares to the Acquired Fund Shareholders in liquidation of the Acquired Fund will constitute a "reorganization" within the meaning of Section 368(a)(1)(C) of the Code;
(b) No gain or loss will be recognized by the Acquiring Fund upon the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund Shares and the assumption of certain liabilities; (c) No gain or loss will be recognized by the Acquired Fund upon the transfer of the Acquired Fund assets to the Acquiring Fund in exchange for the Acquiring Fund Shares and the assumption of certain liabilities or upon the distribution (whether actual or constructive) of the Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their shares of the Acquired Fund; (d) No gain or loss will be recognized by the Acquired Fund Shareholders upon the exchange of their Acquired Fund shares for the Acquiring Fund Shares; (e) The tax basis of the Acquired Fund assets acquired by the Acquiring Fund will be the same as the tax basis of such assets to the Acquired Fund immediately prior to the Reorganization;
(f) The tax basis of the Acquiring Fund Shares received by each of the Acquired Fund Shareholders pursuant to the Reorganization will be the same as the tax basis of the Acquired Fund shares held by such shareholder immediately prior to the Reorganization; (g) The holding period of the assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those assets were held by the Acquired Fund; and
(h) The holding period of the Acquiring Fund Shares to be received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder (provided the Acquired Fund shares were held as capital assets on the date of the Reorganization).
     9.TERMINATION OF AGREEMENT.
     9.1 This Agreement and the transactions contemplated hereby may be terminated and abandoned by resolution of the Board of Trustees of the Trust or the Board of Directors of the Corporation at any time prior to the Closing Date (and notwithstanding any vote of the Acquired Fund Shareholders) if a majority of the independent board members of either board reasonably believes that continuing the transaction would have a material adverse impact on shareholders of that fund.
     9.2 If this Agreement is terminated and the exchange contemplated hereby is abandoned pursuant to the provisions of this Section 9, this Agreement shall become void and have no effect, without any liability on the part of any party hereto or the directors or officers of the Trust or the Corporation or the shareholders of the Acquiring Fund or of the Acquired Fund, in respect of this Agreement.
     10.    WAIVER.
        At any time prior to the Closing Date, any of the foregoing conditions may be waived by the Board of Directors of the Corporation or the Board of Trustees of the Trust, if, in the judgment of either, such waiver will not have a material adverse effect on the benefits intended under this Agreement to the shareholders of the Acquiring Fund or of the Acquired Fund, as the case may be.
     11.    MISCELLANEOUS.
     11.1 None of the representations and warranties included or provided for herein shall survive consummation of the transactions contemplated hereby.
     11.2 This Agreement contains the entire agreement and understanding between the parties hereto with respect to the subject matter hereof, and merges and supersedes all prior discussions, agreements and understandings of every kind and nature between them relating to the subject matter hereof. Neither party shall be bound by any condition, definition, warranty or representation, other than as set forth or provided in this Agreement or as may be set forth in a later writing signed by the party to be bound thereby.
     11.3 This Agreement shall be governed and construed in accordance with the internal laws of the Commonwealth of Pennsylvania, without giving effect to principles of conflicts of laws.
     11.4 This Agreement may be executed in any number of counterparts, each of which, when executed and delivered, shall be deemed to be an original.
     11.5 This Agreement shall bind and inure to the benefit of the parties hereto and their respective successors and assigns, but no assignment or transfer hereof of any rights or obligations hereunder shall be made by any party without the written consent of the other party. Nothing herein expressed or implied is intended or shall be construed to confer upon or give any person, firm or corporation, other than the parties hereto and their respective successors and assigns, any rights or remedies under or by reason of this Agreement.
     11.6 An agreement has been entered into under which Federated Advisers will assume substantially all of the expenses of the Reorganization including registration fees, transfer taxes (if any), the fees of banks and transfer agents and the costs of preparing, printing, copying and mailing proxy solicitation materials to the Acquired Fund Shareholders and the costs of holding the special meeting of shareholders. Penn Square Management Corporation will assume the legal and accounting fees of the Acquired Fund.


        IN WITNESS WHEREOF, the Acquired Fund and the Acquiring Fund have each caused this Agreement and Plan of Reorganization to be executed and attested on its behalf by its duly authorized representatives as of the date first above written.

                              Acquired Fund:
                              WILLIAM PENN INTEREST INCOME FUND,
                              on behalf of its portfolio,
Attest:                       QUALITY INCOME PORTFOLIO




                              By:
Name:                                Name:
Title:                               Title:



                              Acquiring Fund:
Attest:                       INVESTMENT SERIES FUNDS, INC.
                              On behalf of its portfolio.
                              FEDERATED BOND FUND




                              By:
Name: S. Elliott Cohan               Name:   J. Christopher Donahue
Title:Assistant Secretary            Title:  President


                    STATEMENT OF ADDITIONAL INFORMATION
                             [              ]
                       Acquisition of the Assets of
                         QUALITY INCOME PORTFOLIO,
                              a Portfolio of
                     WILLIAM PENN INTEREST INCOME FUND
                            2650 Westview Drive
                      Wyomissing, Pennsylvania  19610
                     Telephone Number:  1-800-523-8440
     By and in exchange for Class A and Class C Shares respectively of
                           FEDERATED BOND FUND,
                              a portfolio of
                       INVESTMENT SERIES FUNDS, INC.
                         Federated Investors Tower
                   Pittsburgh, Pennsylvania  15222-3779
                     Telephone Number:  1-800-341-7400

        This Statement of Additional Information dated [    ] is not a
prospectus.  A Prospectus/Proxy Statement dated [        ] related to the
above-referenced matter may be obtained from Federated Bond Fund, a Portfolio of Investment Series Funds, Inc., Federated Investors Tower, Pittsburgh, Pennsylvania 15222-3779. This Statement of Additional Information should be read in conjunction with such Prospectus/Proxy Statement.


                             TABLE OF CONTENTS

1. Statement of Additional Information of Federated Bond Fund, dated February 28, 1997.

2. Statement of Additional Information of Quality Income Portfolio, a portfolio of William Penn Interest Income Fund, dated March 15, 1996.

3.   Audited Financial Statements of Federated Bond Fund, dated October 31,
1996.

4. Audited Financial Statements of Quality Income Portfolio, a portfolio of William Penn Interest Income Fund, dated December 31, 1996.



        The Statement of Additional Information of Federated Bond Fund (the "Federated Fund"), a portfolio of Investment Series funds, Inc. (the `Corporation'') dated February 28, 1997, is incorporated herein by reference to Post-Effective Amendment No.12 to the Corporation's Registration Statement on Form N-1A (File Nos. 33-48847 and 811-07021) which was filed with the Securities and Exchange Commission on or about February 28, 1997. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The Statement of Additional Information of Quality Income Portfolio (the "William Penn Portfolio"), a portfolio of William Penn Interest Income Fund (the "Trust"), dated March 15, 1996, is incorporated herein by reference to Post-Effective Amendment No. 16 to the Trust's Registration Statement on Form N-1A (File Nos. 33-14609 and 811-5177) which was filed with the Securities and Exchange Commission on or about March 21, 1996. A copy may be obtained, upon request and without charge, from the William Penn Portfolio at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number: 1-800-523-8440.
        The audited financial statements of the Federated Fund, dated October 31, 1996, are incorporated herein by reference to the Federated Fund's Annual Report to Shareholders dated October 31, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the Federated Fund at Federated Investors Tower, Pittsburgh, PA 15222-3279; telephone number: 1-800-341-7400.
        The audited financial statements of the William Penn Portfolio, dated December 31, 1996, are incorporated herein by reference to the William Penn Portfolio's Annual Report to Shareholders dated December 31, 1996, which was filed with the Securities and Exchange Commission. A copy may be obtained, upon request and without charge, from the State Bond Fund at 2650 Westview Drive, Wyomissing, Pennsylvania 19610; telephone number 1-800-523-8440.
Sheraton Berkshire Motor Inn
1741 Paper Mill Road
Wyomissing, PA  19610

QUALITY INCOME PORTFOLIO
a Portfolio of
WILLIAM PENN INTEREST INCOME FUND,
SPECIAL MEETING OF SHAREHOLDERS
May 29, 1997
QUALITY INCOME PORTFOLIO
a Portfolio of
WILLIAM PENN INTEREST INCOME FUND

The undersigned shareholder(s) of Quality Income Portfolio, a portfolio of William Penn Interest Income Fund (the `William Penn Portfolio''), hereby appoint(s) James E. Jordan, Sandra Houck, and Dennis Westley, or any of them true and lawful proxies, with power of substitution of each, to vote all shares of the William Penn Portfolio which the undersigned is entitled to vote, at the Special Meeting of Shareholders to be held on May 29, 1997, at Sheraton Berkshire Motor Inn
1741 Paper Mill Road, Wyomissing, PA 19610, at 9:00 a.m. (general meeting) and 10:00 a.m. (Fund meeting) (local time) and at any adjournment thereof.


Discretionary authority is hereby conferred as to all other matters as may properly come before the Special Meeting.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF TRUSTEES. The proxies named will vote the shares represented by this proxy in accordance with the choice made on this ballot. IF NO CHOICE IS INDICATED, THIS PROXY WILL BE VOTED AFFIRMATIVELY ON THAT MATTER.


The Board Of Trustees unanimously recommends a vote FOR the proposal below.


Please sign EXACTLY as your name(s)
appear(s) above.  When signing as
attorney, executor, administrator,
guardian, trustee, custodian, etc.,
please give your full title as
such.  If a corporation or
partnership, please sign the full
name by an authorized officer or
partner.  If stock is owned
jointly, all owners should sign.

PLEASE RETURN BOTTOM PORTION WITH YOUR VOTE IN THE ENCLOSED ENVELOPE AND RETAIN THE TOP PORTION.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:  X

KEEP THIS PORTION FOR YOUR RECORDS.

DETACH AND RETURN THIS PORTION ONLY.

           THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

QUALITY INCOME PORTFOLIO

RECORD DATE SHARES:
                    -----------------

Vote on Proposal

TO APPROVE OR DISAPPROVE AN AGREEMENT AND PLAN OF REORGANIZATION BETWEEN THE WILLIAM PENN INTEREST INCOME FUND, QUALITY INCOME PORTFOLIO AND INVESTMENT SERIES FUNDS, INC., FEDERATED BOND FUND.

                    FOR          AGAINST        ABSTAIN

-----------------------------------
Signature

Signature (Joint Owners)

Date:
      ---------------------------------



                        PART C - OTHER INFORMATION
Item 15.  Indemnification
        Indemnification is provided to directors and officers of the Registrant pursuant to the Registrant's Articles of Incorporation, except where such indemnification is not permitted by law. However, the Articles of Incorporation do not protect the directors or officers from liability based on willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.
        Directors and officers of the Registrant are insured against certain liabilities, including liabilities arising under the Securities Act of 1933 (the "Act").
        Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers, and controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by directors, officers, or controlling persons of the Registrant in connection with the successful defense of any act, suit, or proceeding) is asserted by such directors, officers, or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
        Insofar as indemnification for liabilities may be permitted pursuant to Section 17 of the Investment Company Act of 1940 for directors, officers, or controlling persons of the Registrant by the Registrant pursuant to the Articles of Incorporation or otherwise, the Registrant is aware of the position of the Securities and Exchange Commission as set forth in Investment Company Act Release No. IC-11330. Therefore, the Registrant undertakes that in addition to complying with the applicable provisions of the Articles of Incorporation or otherwise, in the absence of a final decision on the merits by a court or other body before which the proceeding was brought, that an indemnification payment will not be made unless in the absence of such a decision, a reasonable determination based upon factual review has been made (i) by a majority vote of a quorum of non-party directors who are not interested persons of the Registrant or
(ii) by independent legal counsel in a written opinion that the indemnitee was not liable for an act of willful misfeasance, bad faith, gross negligence, or reckless disregard of duties. The Registrant further undertakes that advancement of expenses incurred in the defense of a proceeding (upon undertaking for repayment unless it is ultimately determined that indemnification is appropriate) against an officer, director, or controlling person of the Registrant will not be made absent the fulfillment of at least one of the following conditions: (i) the indemnitee provides security for his undertaking; (ii) the Registrant is insured against losses arising by reason of any lawful advances; or (iii) a majority of a quorum of disinterested non-party directors or independent legal counsel in a written opinion makes a factual determination that there is reason to believe the indemnitee will be entitled to indemnification.
Item 16.  Exhibits
1.1  Conformed Copy of Articles of Incorporation of the Registrant(1)

2.1  Copy of the Bylaws of the Registrant(1)

3    Not Applicable

4.1 Agreement and Plan of Reorganization dated as of March 24, 1997, between William Penn Interest Income Fund, a Pennsylvania common law trust, on behalf of its portfolio, Quality Income Portfolio, and Investment Series Funds, Inc., a Maryland corporation, on behalf of its portfolio, Federated Bond Fund*

5.1  Copy of Specimen Certificate for Capital Stock of the Registrant(2)

5.2 Copy of Specimen Certificate for Class F Shares of Capital Stock of the Registrant(3)
6.1  Conformed Copy of Investment Advisory Contract of the Registrant(4)

7.1  Conformed Copy of Distributors' Contract of the Registrant(5)

7.2  Conformed Copy of Exhibits C and D to the Distributors' Contract(6)

7.3  Conformed Copy of Exhibits E through G to the Distributors'
Contract(2)

7.4 The Registrant hereby incorporates the conformed copy of the specimen Mutual Funds Sales and Service Agreement; Mutual Funds Service Agreement; and Plan Trustee/Mutual Funds Service Agreement from Item 24(b)(6) of the Cash Trust Series II Registration Statement on Form N-1A, filed with the Commission on July 24, 1995. (File Nos. 33-38550 and 811-6269)

8    Not Applicable

9.1  Conformed Copy of Custodian Agreement of the Registrant(4)

10.1 Conformed Copy of Distribution Plan of the Registrant(5)

10.2 Conformed Copy of Exhibits B and C to the Distribution Plan(6)

10.3 Conformed Copy of Exhibits D through F to the Distribution Plan(2)

10.4 The Registrant hereby incorporates the conformed copy of the specimen Multiple Class Plan from Item 24(b)(18) of the World Investment Series, Inc. Registration Statement on Form N-1A, filed with the Commission on January 26, 1996. (File Nos. 33-52149 and 811-07141)

10.5 The responses described in Item 16 (7.3) are hereby incorporated by reference
11.1 Opinion of S. Elliott Cohan, Deputy General Counsel, Federated Investors regarding legality of shares being issued*

12.1 Opinion of Dickstein Shapiro Morin & Oshinsky LLP regarding tax consequences of Reorganization(7)

13.1 Conformed Copy of Agreement for Fund Accounting Services,
Administrative Services, Transfer Agency Services and Custody Services Procurement(3)
13.2 The responses described in Item 16 (7.3) and Item 16 (10.3) are hereby incorporated by reference
14.1 Conformed Copy of Consent of Independent Auditors of Registrant, Ernst & Young LLP*

14.2 Conformed Copy of Consent of Independent Auditors of Quality Income Portfolio, Ernst & Young LLP*

15   Not Applicable

16   Conformed Copy of Power of Attorney*

17.1 Declaration under Rule 24f-2*

17.2 Form of Proxy of Quality Income Portfolio*

*    Filed electronically.


(1)  Response is incorporated by reference to Registrant's Initial
Registration Statement on Form N-1A filed August 21, 1992.   (File Nos.33-
48847 and 811-07021)
(2) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 7 on Form N-1A filed on July 27, 1995. (File Nos.33-48847 and 811-07021)

(3) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 11 on Form N-1A filed February 18, 1997 (File Nos.33-48847 and 811-07021)

(4) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 4 on Form N-1A filed December 29, 1993. (File Nos.33-48847 and 811-07021)

(5) Response is incorporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-1A filed September 8, 1992. (File Nos.33-48847 and 811-07021)

(6) Response is incorporated by reference to Registrant's Post-Effective Amendment No. 5 on Form N-1A filed December 23, 1994. (File Nos.33-48847 and 811-07021)

(7)  To be filed by Post-effective Amendment pursuant to `Dear
Registrant''letter dated February 15, 1996.



Item 17.  Undertakings
        (1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this Registration Statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
        (2) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to the Registration Statement and will not be used until the amendment is effective, and that, in determining any liability under the Securities Act of 1933, each post-effective amendment shall be deemed to be a new Registration Statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.


                                SIGNATURES
        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Investment Series Funds, Inc., has duly caused this
Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Pittsburgh, Commonwealth of Pennsylvania on March 24, 1997.

                           INVESTMENT SERIES FUNDS, INC.

                           (Registrant)

                           By:                                  *

                                J. Christopher Donahue
                                President


                                SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated on March 24, 1997:

               *               Chairman and Director
                               John F. Donahue
                               (Chief Executive Officer)


               *               President and Director
                               J. Christopher Donahue


               *               Treasurer, Executive Vice President and
                               Secretary
                               John W. McGonigle
                               (Principal Financial and
                               Accounting Officer)

               *               Director
                               Thomas G. Bigley




              *                Director
                               John T. Conroy, Jr.


              *                Director
                               William J. Copeland
               *               Director
                               James E. Dowd


               *               Director
                               Lawrence D. Ellis, M.D.


               *               Director
                               Edward L. Flaherty, Jr.


               *               Director
                               Peter E. Madden


               *               Director
                               Gregor F. Meyer


               *               Director
                               John E. Murray, Jr., J.D., S.J.D.




             *                 Director
                               Wesley W. Posvar


             *                 Director
                               Marjorie P. Smuts
1* By: /s/ S. Elliott Cohan
      Attorney in Fact